944975 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 12-14-01
132-02329

02014065

January 22, 2002

Peter C. Mester
Assistant Secretary and
Corporate Counsel
DuPont Legal
Wilmington, DE 19898

Act 1934
Section
Rule 14A-8
Public Availability 1/22/2002

Re: E.I. DuPont de Nemours and Company
Incoming letter dated December 14, 2001

Dear Mr. Mester

This is in response to your letter of December 14, 2001 concerning a shareholder proposal submitted to the Company by Mr. Roger Parsons. Noting that the proposal appears to be similar to the same proponent's proposal in E.I. DuPont de Nemours and Company (January 31, 1995), we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 15 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Mr. Roger Parsons
Suite 114-414
7602 North Jupiter Road
Garland, Texas 75044-2082

Peter C. Mester
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-6445
Fax. (302) 773-5176

December 14, 2001

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

Re: DuPont Shareholder Proposal of Roger Parsons

Ladies and Gentleman:

Pursuant to SEC Rule 14a-8 (j) and the January 31, 1995 response ("1995 No Action Grant") of the SEC's Office of Chief Counsel of the Division of Corporate Finance to the no-action request of E. I. du Pont de Nemours and Company (DuPont), this constitutes notice that DuPont will exclude from its 2002 Proxy Statement a shareholder proposal of Roger Parsons. Mr. Parsons' proposal, which is attached here as Attachment A, seeks an investigation of the cause of death of all employees killed while working on company business in the past 10 years. Mr. Parsons' proposal, however, as the SEC staff prospectively ruled in the 1995 No Action Grant, relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large.

In the 1995 No Action Grant, in connection with another proposal by Mr. Parsons that sought a report on DuPont's activities surrounding a 1991 fatal crash of an aircraft owned by Conoco, DuPont's then wholly-owned subsidiary (the fatalities included Mr. Parsons's wife), the SEC staff granted DuPont's request for no-action to exclude the proposal. That earlier proposal had been the latest in a series of actions by the proponent, including other shareholder proposals, litigation, correspondence and remarks at DuPont's annual shareholders' meeting, concerning the 1991 airplane crash. The SEC staff's response stated that it "shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent", and that DuPont's "statement under rule 14a-8(d) shall be deemed by the staff to satisfy [DuPont's] future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent." The 1995 No Action Grant is attached as Attachment B.

Mr. Parsons's current proposal arises out of the same event as the first, seeks essentially the same relief, and comes from the same proponent. Therefore it is subject to the SEC's prospective 1995 No Action Grant.

Very truly yours,

Peter C. Mester

Peter C. Mester
Assistant Secretary and
Corporate Counsel

Attachments
Six copies enclosed w/attachments
cc: Mr. Roger Parsons (w/attachments)

ATTACHMENT “A”

Roger K. Parsons
PMB 414
7602 North Jupiter Road, Suite 114
Garland, Texas 75044-2082
Telephone: (972) 414-6959
Facsimile: (972) 295-2776

February 26, 2001

Mary E. Bowler, Corporate Counsel and Assistant Secretary
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
BY FACSIMILE TO: (302) 773-3423

RE: OCCUPATIONAL HOMOCIDES AT DUPONT

Dear Ms Bowler:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, please publish the following stockholder proposal and statement in the 2002 E. I. du Pont de Nemours and Company Proxy Statement.

STOCKHOLDER PROPOSAL ON OCCUPATIONAL HOMOCIDES AT DUPONT

RESOLVED, the Board of Directors, in its next scheduled meeting, shall make, consider and vote upon a motion to contract an independent safety auditing firm to investigate the causes of death of all DuPont employees killed while working on company business during the past ten years. After voting on the motion, the Board of Directors shall direct that the motion, as voted upon, and each directors' vote be published in the *News Releases* section of the DuPont on-line publication no more than one week after the vote.

Stockholder's Statement

Between 1980 and 1989, approximately 7,600 deaths in the US were attributed to occupational homicide. This was 12% of all deaths from injury in the workplace during that period. Over the past ten years, DuPont management purposefully reported more than ten on-job homicides as "accidental" deaths. The Board of Directors must act to prevent DuPont's lawyers from continuing these self-serving frauds upon DuPont stockholders and employees.

To make an informed vote for or against the men and women who DuPont management will ask stockholders to elect as directors, stockholders need to know how each director votes on this important issue of employee health and safety.

If you AGREE, please mark your proxy FOR this resolution.

I have continuously owned DuPont common stock valued at more than $2,000.00 for more than one year, and I will continue to own that stock until the 2002 annual meeting of DuPont stockholders.

Sincerely,

R Parsons

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc Louise B. Lancaster, DuPont Corporate Secretary
Alain J. P. Belda, DuPont Director
Curtis J. Crawford, DuPont Director
Louisa C. Duemling, DuPont Director
Edward B. du Pont, DuPont Director
Charles O. Holliday, Jr., DuPont Director
Deborah C. Hopkins, DuPont Director
Lois D. Juliber, DuPont Director
Goran Lindahl, DuPont Director
Masahisa Naitoh, DuPont Director
William K. Reilly, DuPont Director
H. Rodney Sharp III, DuPont Director
Charles M. Vest, DuPont Director
Stanford I. Weill, DuPont Director

The miracles of scienter™

Roger K. Parsons
PMB 414
7602 North Jupiter Road, Suite 114
Garland, Texas 75044-2082
Telephone: (972) 414-6959
Facsimile: (972) 295-2776

February 26, 2001

Mary E. Bowler, Corporate Counsel and Assistant Secretary
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
BY FACSIMILE TO: (302) 773-3423

RE: OCCUPATIONAL HOMOCIDES AT DUPONT

Dear Ms Bowler:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, please publish the following stockholder proposal and statement in the 2002 E. I. du Pont de Nemours and Company Proxy Statement.

STOCKHOLDER PROPOSAL ON OCCUPATIONAL HOMOCIDES AT DUPONT

RESOLVED, the Board of Directors, in its next scheduled meeting, shall make, consider and vote upon a motion to contract an independent safety auditing firm to investigate the causes of death of all DuPont employees killed while working on company business during the past ten years. After voting on the motion, the Board of Directors shall direct that the motion, as voted upon, and each directors' vote be published in the *News Releases* section of the DuPont on-line publication no more than one week after the vote.

Stockholder's Statement

Between 1980 and 1989, approximately 7,600 deaths in the US were attributed to occupational homicide. This was 12% of all deaths from injury in the workplace during that period. Over the past ten years, DuPont management purposefully reported more than ten on-job homicides as "accidental" deaths. The Board of Directors must act to prevent DuPont's lawyers from continuing these self-serving frauds upon DuPont stockholders and employees.

To make an informed vote for or against the men and women who DuPont management will ask stockholders to elect as directors, stockholders need to know how each director votes on this important issue of employee health and safety.

If you AGREE, please mark your proxy FOR this resolution.

I have continuously owned DuPont common stock valued at more than $2,000.00 for more than one year, and I will continue to own that stock until the 2002 annual meeting of DuPont stockholders.

Sincerely,

R Parsons

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc Louise B. Lancaster, DuPont Corporate Secretary
Alain J. P. Belda, DuPont Director
Curtis J. Crawford, DuPont Director
Louisa C. Duemling, DuPont Director
Edward B. du Pont, DuPont Director
Charles O. Holliday, Jr., DuPont Director
Deborah C. Hopkins, DuPont Director
Lois D. Juliber, DuPont Director
Goran Lindahl, DuPont Director
Masahisa Naitoh, DuPont Director
William K. Reilly, DuPont Director
H. Rodney Sharp III, DuPont Director
Charles M. Vest, DuPont Director
Stanford I. Weill, DuPont Director

The miracles of scienter™

ATTACHMENT "B"

ROGER K. PARSONS

TELEPHONE -- (214) 649-8059

SUITE 114-414
7602 NORTH JUPITER ROAD
GARLAND, TEXAS
USA

FACSIMILE -- (972) 295-2776

CONFIDENTIALITY NOTICE

PLEASE DELIVER TO:

Mary E. Bowler, Corporate Counsel and Assistant Secretary
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

CC: Louise B. Lancaster, DuPont Corporate Secretary
Alain J. P. Belda, DuPont Director
Curtis J. Crawford, DuPont Director
Louisa C. Duemling, DuPont Director
Edward B. du Pont, DuPont Director
Charles O. Holliday, Jr., DuPont Director
Deborah C. Hopkins, DuPont Director
Lois D. Juliber, DuPont Director
Goran Lindahl, DuPont Director
Masahisa Naitoh, DuPont Director
William K. Reilly, DuPont Director
H. Rodney Sharp III, DuPont Director
Charles M. Vest, DuPont Director
Stanford I. Weill, DuPont Director

DATE: February 26, 2001

FACSIMILE NUMBER: (302) 773-3423

PAGES (INCLUDING COVER SHEET): 3

Roger K. Parsons
PMB 414
7602 North Jupiter Road, Suite 114
Garland, Texas 75044-2082
Telephone: (972) 414-6959
Facsimile: (972) 295-2776

February 26, 2001

Mary E. Bowler, Corporate Counsel and Assistant Secretary
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
BY FACSIMILE TO: (302) 773-3423

RE: OCCUPATIONAL HOMOCIDES AT DUPONT

Dear Ms Bowler:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, please publish the following stockholder proposal and statement in the 2002 E. I. du Pont de Nemours and Company Proxy Statement.

STOCKHOLDER PROPOSAL ON OCCUPATIONAL HOMOCIDES AT DUPONT

RESOLVED, the Board of Directors, in its next scheduled meeting, shall make, consider and vote upon a motion to contract an independent safety auditing firm to investigate the causes of death of all DuPont employees killed while working on company business during the past ten years. After voting on the motion, the Board of Directors shall direct that the motion, as voted upon, and each directors' vote be published in the *News Releases* section of the DuPont on-line publication no more than one week after the vote.

Stockholder's Statement

Between 1980 and 1989, approximately 7,600 deaths in the US were attributed to occupational homicide. This was 12% of all deaths from injury in the workplace during that period. Over the past ten years, DuPont management purposefully reported more than ten on-job homicides as "accidental" deaths. The Board of Directors must act to prevent DuPont's lawyers from continuing these self-serving frauds upon DuPont stockholders and employees.

To make an informed vote for or against the men and women who DuPont management will ask stockholders to elect as directors, stockholders need to know how each director votes on this important issue of employee health and safety.

If you AGREE, please mark your proxy FOR this resolution.

I have continuously owned DuPont common stock valued at more than $2,000.00 for more than one year, and I will continue to own that stock until the 2002 annual meeting of DuPont stockholders.

Sincerely,

R Parsons

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc Louise B. Lancaster, DuPont Corporate Secretary
Alain J. P. Belda, DuPont Director
Curtis J. Crawford, DuPont Director
Louisa C. Duemling, DuPont Director
Edward B. du Pont, DuPont Director
Charles O. Holliday, Jr., DuPont Director
Deborah C. Hopkins, DuPont Director
Lois D. Juliber, DuPont Director
Goran Lindahl, DuPont Director
Masahisa Naitoh, DuPont Director
William K. Reilly, DuPont Director
H. Rodney Sharp III, DuPont Director
Charles M. Vest, DuPont Director
Stanford I. Weill, DuPont Director

The miracles of scienter™

ROGER K. PARSONS

SUITE 114-414
7602 NORTH JUPITER ROAD
GARLAND, TEXAS
USA

TELEPHONE – (972) 414-6959

FACSIMILE -- (972) 295-2776

CONFIDENTIALITY NOTICE

PLEASE DELIVER TO:

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

ATT: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

RE: DuPont Shareholder Proposal of Roger Parsons

DATE: January 4, 2002

FACSIMILE NUMBER: (202) 942-9525

PAGES (INCLUDING COVER SHEET): 8

Roger K. Parsons
PMB 414
7602 North Jupiter Road, Suite 114
Garland, Texas 75044-2082
Telephone: (972) 414-6959
Facsimile: (972) 295-2776

January 3, 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

RE: DuPont Shareholder Proposal of Roger Parsons

Ladies and Gentlemen:

I write to advise your office of a gross misrepresentation made in the December 14, 2001 letter to your office by Peter C. Mester, a lawyer employee by E. I. du Pont de Nemours and Company (DuPont). Mester's letter notifies your office that DuPont intends to exclude my stockholder proposal from the company's 2002 Proxy Statement.[1] Mester falsely claims that DuPont's action is justified pursuant to the January 31, 1995 response ("1995 No Action Grant") by your office regarding a totally different and dissimilar stockholder proposal.

With *scienter*, Mester concludes that the SEC allows the exclusion of my proposal from the DuPont 2002 Proxy Statement because "...the current proposal arises out of the same event as the... [November 1994 proposal], seeks essentially the same relief, and comes from the same proponent... [t]herefore, it is subject to the SEC's prospective 1995 No Action Grant."

To construct the erroneous conclusion sought by his employer, Mester makes the following claim in the first paragraph of his letter: "Mr. Parsons' proposal, however, as the SEC staff prospectively ruled in the 1995 No Action Grant, relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

Mester fails to point to any part of my stockholder proposal that (a) "...relates to the redress of a personal claim or grievance...", (b) "...is designed to result in a benefit to the proponent or to further

1. Mr. Mester's December 14, 2001 letter to your office (no attachments) is attached here as Attachment A. My current stockholder proposal, submitted February 26, 2001 is attached here as Attachment B.

a personal interest..."; or even (c) "...arises out of the same event..." upon which the SEC based its1995 No Action Grant.

In his second paragraph, Mester identifies me as the proponent of the 1994 stockholder proposal that was reviewed by your office nearly seven years ago and resulted in the1995 No Action Grant. However, this is as far as Mester can go towards satisfying the two necessary conditions he must establish to have my current proposal covered by the 1995 No Action Grant that he recites, in part:

"The Company's statement under Rule 14(a)-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the *same* or *similar* proposals submitted by the same proponent."

In his final paragraph, Mester jumps to his erroneous conclusion, apparently hoping that SEC staff is too busy to actually read my current proposal to see that it is neither the *same* nor *similar* to the proposal that the SEC references in its 1995 No Action Grant.

Mester clearly fails to establish all necessary conditions to apply the 1995 No Action Grant to my current stockholder proposal and Mester fails to recite any other applicable authority that allows DuPont management to legitimately exclude of my current proposal. Therefore, I request that the SEC take the necessary legal action against DuPont management on behalf of all DuPont stockholders to enforce SEC Rule 14(a)-8, and require DuPont to publish my proposal in its 2002 Proxy Statement.

Sincerely,

Roger Parsons

Roger Parsons

Attachments

cc: Mr. Peter C. Mester (w/attachments)

God Bless America

DUPONT

Peter C. Mester
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-6445
Fax. (302) 773-5176

December 14, 2001

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

Re: DuPont Shareholder Proposal of Roger Parsons

Ladies and Gentleman:

Pursuant to SEC Rule 14a-8 (j) and the January 31, 1995 response ("1995 No Action Grant") of the SEC's Office of Chief Counsel of the Division of Corporate Finance to the no-action request of E. I. du Pont de Nemours and Company (DuPont), this constitutes notice that DuPont will exclude from its 2002 Proxy Statement a shareholder proposal of Roger Parsons. Mr. Parsons' proposal, which is attached here as Attachment A, seeks an investigation of the cause of death of all employees killed while working on company business in the past 10 years. Mr. Parsons' proposal, however, as the SEC staff prospectively ruled in the 1995 No Action Grant, relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large.

In the 1995 No Action Grant, in connection with another proposal by Mr. Parsons that sought a report on DuPont's activities surrounding a 1991 fatal crash of an aircraft owned by Conoco, DuPont's then wholly-owned subsidiary (the fatalities included Mr. Parsons's wife), the SEC staff granted DuPont's request for no-action to exclude the proposal. That earlier proposal had been the latest in a series of actions by the proponent, including other shareholder proposals, litigation, correspondence and remarks at DuPont's annual shareholders' meeting, concerning the 1991 airplane crash. The SEC staff's response stated that it "shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent", and that DuPont's "statement under rule 14a-8(d) shall be deemed by the staff to satisfy [DuPont's] future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent." The 1995 No Action Grant is attached as Attachment B.

Mr. Parsons's current proposal arises out of the same event as the first, seeks essentially the same relief, and comes from the same proponent. Therefore it is subject to the SEC's prospective 1995 No Action Grant.

Very truly yours,

Peter C. Mester

Peter C. Mester
Assistant Secretary and
Corporate Counsel

Attachments
Six copies enclosed w/attachments
cc: Mr. Roger Parsons (w/attachments)

Roger K. Parsons
PMB 414
7602 North Jupiter Road, Suite 114
Garland, Texas 75044-2082
Telephone: (972) 414-6959
Facsimile: (972) 295-2776

January 3, 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

RE: DuPont Shareholder Proposal of Roger Parsons

Ladies and Gentlemen:

I write to advise your office of a gross misrepresentation made in the December 14, 2001 letter to your office by Peter C. Mester, a lawyer employee by E. I. du Pont de Nemours and Company (DuPont). Mester's letter notifies your office that DuPont intends to exclude my stockholder proposal from the company's 2002 Proxy Statement.[1] Mester falsely claims that DuPont's action is justified pursuant to the January 31, 1995 response ("1995 No Action Grant") by your office regarding a totally different and dissimilar stockholder proposal.

With *scienter*, Mester concludes that the SEC allows the exclusion of my proposal from the DuPont 2002 Proxy Statement because "...the current proposal arises out of the same event as the... [November 1994 proposal], seeks essentially the same relief, and comes from the same proponent... [t]herefore, it is subject to the SEC's prospective 1995 No Action Grant."

To construct the erroneous conclusion sought by his employer, Mester makes the following claim in the first paragraph of his letter: "Mr. Parsons' proposal, however, as the SEC staff prospectively ruled in the 1995 No Action Grant, relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

Mester fails to point to any part of my stockholder proposal that (a) "...relates to the redress of a personal claim or grievance...", (b) "...is designed to result in a benefit to the proponent or to further

1. Mr. Mester's December 14, 2001 letter to your office (no attachments) is attached here as Attachment A. My current stockholder proposal, submitted February 26, 2001 is attached here as Attachment B.

a personal interest..."; or even (c) "...arises out of the same event..." upon which the SEC based its1995 No Action Grant.

In his second paragraph, Mester identifies me as the proponent of the 1994 stockholder proposal that was reviewed by your office nearly seven years ago and resulted in the1995 No Action Grant. However, this is as far as Mester can go towards satisfying the two necessary conditions he must establish to have my current proposal covered by the 1995 No Action Grant that he recites, in part:

"The Company's statement under Rule 14(a)-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the *same* or *similar* proposals submitted by the same proponent."

In his final paragraph, Mester jumps to his erroneous conclusion, apparently hoping that SEC staff is too busy to actually read my current proposal to see that it is neither the *same* nor *similar* to the proposal that the SEC references in its 1995 No Action Grant.

Mester clearly fails to establish all necessary conditions to apply the 1995 No Action Grant to my current stockholder proposal and Mester fails to recite any other applicable authority that allows DuPont management to legitimately exclude of my current proposal. Therefore, I request that the SEC take the necessary legal action against DuPont management on behalf of all DuPont stockholders to enforce SEC Rule 14(a)-8, and require DuPont to publish my proposal in its 2002 Proxy Statement.

Sincerely,

Roger Parsons

Roger Parsons

Attachments

cc: Mr. Peter C. Mester (w/attachments)

God Bless America

*1995 SEC No-Act. LEXIS 198, **

1995 SEC No-Act. LEXIS 198

Securities Exchange Act of 1934 -- Rule 14a-8(c)(4)

January 31, 1995

CORE TERMS: proponent, crash, airplane, staff, aviation, pending litigation, aircraft, personal interest, board of directors, subject matter, shareholder, holders, registrant, subsidiary, no-action, killed, gross sales, stockholder, reparations, grievance, concurred, aboard, card, false and misleading, net earnings, stakeholder, transmission, distributed, excludable, facsimile

[*1] E.I. du Pont de Nemours and Company

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: E. I. du Pont de Nemours and Company (the "Company")
Incoming letter dated December 21, 1994

The proposal requests that the board of directors issue a report on the Company's activities in Malaysia with regard to a 1991 Company-owned plane crash.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies. This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under **[*2]** rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Vincent W. Mathis
Attorney Advisor

INQUIRY-1:

DuPont Legal

December 21, 1994

E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

1995 PROXY STATEMENT SHAREHOLDER PROPOSAL

I am providing this opinion in support of the position that E.I. du Pont de Nemours and Company ("**DuPont**" or "Company") may properly omit from its 1995 Annual Meeting Proxy Statement the shareholder proposal and supporting statement submitted by Roger K. **Parsons** ("Proponent"). The Proposal is attached at Exhibit A.

The Proposal requests a report on certain alleged activities in Malaysia during the past four years by **DuPont** and its subsidiaries. Accompanying statements in Proponent's "whereas" clauses indicate that the Proposal relates to an airplane crash in Malaysia in September 1991, including the investigation of that crash. In my opinion, the Proposal may be omitted from the Proxy materials pursuant to Rule 14a-8(c)(4), (c)(5), (c)(7) and (c)(3) because the Proposal relates to the redress **[*3]** of Proponent's personal claim against the Company, is not significantly related to the Company's business, deals with a matter relating to **DuPont's** ordinary business operations, and is false and misleading.

BACKGROUND

The Company and its subsidiaries have operations in about 70 countries worldwide. Like many companies with production, manufacturing, research and sales facilities spanning the globe, **DuPont** maintains its own aviation operations. In September 1991, one of **DuPont's** airplanes crashed into a mountain in Malaysia as it approached an airfield for a scheduled refueling stop. In this tragic accident, all crew members and passengers perished. One of the passengers was Proponent's wife.

Beginning several months after the airplane crash, Proponent initiated legal action against the Company. Proponent has also personally carried on a concerted campaign with various audiences such as customers, vendors, directors, employees and others to disparage the actions of the Company and specific executive officers and directors for alleged actions related to the airplane crash and its investigation. Examples of Proponent's actions are described below:

Litigation. On February 3, 1992, **[*4]** Proponent filed a lawsuit against **DuPont** in Texas state court in Houston seeking damages in connection with the loss of his wife in the crash of **DuPont's** airplane. Proponent alleges **DuPont's** negligence in providing an airplane and crew and failing to properly train and supervise the crew. The case was removed to the U.S. District Court for the Southern District of Texas (Houston). In July 1994, a jury found **DuPont** negligent and awarded Proponent $ 4.75 million in damages. Proponent has appealed the jury verdict to the Fifth Circuit of the Federal Court of Appeals.

Shareholder Proposal #1. On February 28, 1992, Proponent sent by facsimile transmission a letter to **DuPont's** Director of Stockholder Relations advising that Proponent would introduce

Proposal #1 at **DuPont's** 1992 Annual Meeting. **DuPont's** Corporate Secretary contacted Proponent by phone to advise him that the Proposal had not been timely filed by the November 18,1991, cutoff for the 1992 Annual Meeting. Proponent agreed to treat the Proposal as being submitted for the 1993 Annual Meeting. Proponent also indicated his intent to speak at the 1992 Annual Meeting on management of **DuPont's** aviation operations.

1992 Letter **[*5]** to Directors. On March 16, 1992, Proponent sent a letter to individual members of the Company's Board of Directors with Proposal #1 attached. In his letter, Proponent refers to "management problems in the aviation operation" and to his "great personal interest in seeing these problems resolved," and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

1992 Letter to Shareholders. On April 29, 1992, the day of the Company's 1992 Annual Meeting in Wilmington, Delaware, without the Company's prior knowledge, Proponent distributed a printed letter addressed to "Fellow Shareholders", explaining his "great personal interest" in "safety problems in the management of **DuPont's** aviation operation". An attached pre-addressed card could then be torn off and mailed to Edgar S. Woolard, the Company's Chairman and CEO. Proponent's same material with attached response card was distributed at the National Business Aircraft Association Meeting in Dallas during the week of September 14, 1992.

1992 Annual Meeting. Proponent addressed the 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his **[*6]** "great interest in this matter". The Company's Chairman and CEO, Edgar S. Woolard, responded, while noting his remarks must necessarily be limited due to the pending litigation.

All of the foregoing actions directed toward the Company by Proponent in connection with the airplane crash were set forth in the Company's request for SEC Staff no-action on Proposal #1 submitted for the 1993 Annual Meeting. The Staff concurred that Proposal #1 related to the Company's ordinary business operations (the safety of the Company's aviation operations) and could be omitted pursuant to Rule 14a-8(c)(7). The Company's September 30, 1992 no-action request and supporting documentation of Proponent's actions, along with the SEC Staffs response of November 27, 1992, are attached hereto at Exhibit B, Exhibit B.

Proponent's actions continued throughout 1993 as follows:

1993 Letter to Directors. On March 12, 1993, Proponent sent a detailed letter to individual members of the Company's Board of Directors relating to the airplane crash. A copy of that letter is attached at Exhibit B, Exhibit C. In his letter Proponent refers to the death of his wife and his personal involvement in the investigation of **[*7]** the airplane crash: "Ann **Parsons,** my wife, was killed in the **DuPont** crash: therefore, I am committed to a thorough investigation".

1993 Annual Meeting. Proponent addressed the 1993 Annual Meeting on April 28, 1993, concerning his desire for a thorough investigation of the airplane crash and acknowledged his personal interest in the airplane crash in which his wife died. The Company's Chairman and CEO, Edgar S. Woolard, referred to the false accusations by Proponent in that forum and again noted that his remarks must necessarily be limited due to the pending litigation. Proponent made repeated efforts to inject comments about the litigation and investigation. An excerpt from the 1993 Annual Meeting transcript (pages 10-13 and 89-91) is attached at Exhibit B, Exhibit D.

1993 Letter to **DuPont** Stakeholders. Proponent continued to distribute broadly a printed letter to stakeholders/petition to the Board of Directors concerning the airplane crash, allegations about **DuPont** and the investigation which are the subject of the litigation. A pre-addressed response card can be torn off Proponent's letter and mailed to **DuPont's** directors.

A copy of the letter/card is attached at Exhibit **[*8]** B, Exhibit E. Proponent's same material was distributed to people attending the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993, regardless of whether the recipient was any type of **DuPont** stakeholder.

Shareholder Proposal #2 On November 4, 1993, Proponent sent by facsimile transmission the Proposal attached at Exhibit B, Exhibit A relating to investigation of the airplane crash and election to office of two members of the Company's Board of Directors. The Company requested Staff no-action on Proposal #2 submitted for the 1994 Annual Meeting. The Staff concurred that Proposal #2 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). The Company's December 22, 1993 no-action request and supporting documentation of Proponent's actions, along with the SEC Staff's response of February 9, 1994, are attached hereto at Exhibit B.

Proponent's actions have continued during 1994 as follows:

1994 Litigation Activities. On April 19, 1994, a federal district judge, finding that Proponent's conduct through all his contacts and activities as described above under BACKGROUND "clearly exceeded the confines of... the **[*9]** lawful exercise of his rights...", held that "the Court cannot and does not condone **Parson's** [Proponent's] behavior" in denying **DuPont's** motion for a protective order. A copy of the order is attached at Exhibit C. Following trial of his case, and notwithstanding a jury verdict in his favor, Proponent has filed an appeal.

1994 Annual Meeting. Proponent addressed the 1994 Annual Meeting on April 27, 1994, concerning alleged "threatening" practices in **DuPont's** aviations operations and referenced the fatal airplane crash in Malaysia. An excerpt from the 1994 Annual Meeting transcript (pages 16-19) is attached at Exhibit D.

Shareholder Proposal #3. On November 18, 1994, Proponent sent by facsimile transmission the Proposal attached at Exhibit A. The Proposal continues familiar themes raised in Proposals #1 and #2: the Malaysian airplane crash, which is the subject matter of his pending litigation against **DuPont;** and investigation of the Malaysian airplane crash. Proponent attempts to distinguish this Proposal by a request for a report on certain activities by the Company in Malaysia, but the request is inextricably related to matters raised in his personal litigation against the **[*10]** Company, as evidenced by references to the Malaysian airplane crash in the second and fourth "whereas" clauses:

> "Whereas, the Malaysian government have refused to conduct any investigation of the September 4, 1991 crash of a **DuPont** jet aircraft which killed all of the twelve people aboard, including senior **DuPont** executives and their wives."
>
> "Whereas, the public position of **DuPont,** stated in the **DuPont** investigation report signed by the Director of Corporation Aviation, Mr. Frank E. Petersen, is that a Malaysian government air traffic controller was completely responsible for the crash of the **DuPont** aircraft and for the deaths of the twelve people aboard."

and in the second clause of the resolution:

> "(2) Any **DuPont** efforts to seek reparations from the Malaysian government for money payed [sic] by **DuPont or DuPont's** insurer, American International Group (AIG), to replace the crashed aircraft and to compensate the families of the people killed in the crash."

DISCUSSION

For the reasons discussed below, **DuPont** may omit the Proposal from its 1995 Annual Meeting Proxy Statement because it relates to a personal claim, is not significantly related to the Company's business, deals **[*11]** with a matter relating to **DuPont's** ordinary business operations, and is false and misleading. Supporting authorities cited herein are attached at Exhibit E.

1. The Proposal Relates to a Personal Claim - Rule 14a-8(c)(4)

Rule 14a-8 was intended to provide security holders a means of communicating with fellow security holders on matters of interest to them as security holders. It was not intended to provide a means for a person to air or remedy personal grievances or to further personal interests. The Commission has expressly recognized that the cost and time involved in dealing with these situations do a disservice to the interest of the registrant and its security holders at large. Release No. 34-19135 (October 14, 1982) (excerpt attached). Under Rule 14a-8(c)(4), a proposal may be omitted if it "relates to the redress of a personal claim or grievance against the registrant... or if it is designed ... to further a personal interest, which... interest is not shared with the other security holders at large".

Proponent instituted a lawsuit to establish his personal claim against **DuPont** for damages connected with his wife's death in the crash of a **DuPont** airplane. This litigation **[*12]** relates to the subject matter of the Proposal: the Malaysian airplane crash and investigation of that crash scene. The Proposal is simply one tactic used by Proponent to pursue his personal interest and influence the outcome of the pending litigation through an ex parte means, as set forth above under BACKGROUND and as the Staff recognized in granting the Company no-action relief earlier this year on Proponent's Shareholder Proposal #2 described above. E.I. du Pont de Nemours and Company (available February 9, 1994) (attached hereto at Exhibit B). Because the Proposal relates to Proponent's pending litigation against **DuPont,** the Proposal is designed to further a personal interest of Proponent which is not shared broadly by other **DuPont** stockholders and may therefore be excluded pursuant to Rule 14a-8(c)(4). The Staff has consistently permitted exclusion of proposals pursuant to Rule 14a-8 (c)(4) where there is pending litigation by a proponent against the registrant related to the subject matter of a proposal. E.I. du Pont de Nemours and Company, supra.

The Staff has concluded that it is inappropriate for shareholders involved in litigation with a registrant to **[*13]** use Rule 14a-8 to further that litigation because such proposals "constitute an abuse of the shareholder proposal process". C.I. Mortgage Group (available March 13, 1981). In addition to the policy considerations enunciated in CIMG, the exclusion is also necessitated by the evidentiary issues which must be addressed in drafting management rebuttals or even asserting arguments for exclusion under Rule 14a-8. **DuPont's** litigation counsel advises of the difficulty in substantiating the Company's positions without getting into a discussion of aspects of Proponent's appeal pending in the Fifth Circuit, which would be inappropriate.

If the Staff agrees with our position that Rule 14a-8(c)(4) is applicable, we respectfully request that the Staff clarity that its response would also apply to any future submissions by Proponent which are related to the airplane crash or Proponent's personal grievance toward the Company. See, e.g., General Electric Company (available January 25, 1994).

The precedents cited above provide a clear basis for excluding the Proposal pursuant to Rule l4a-8(c)(4) because the Proposal relates to a personal claim.

2. The Proposal Is Not Significantly Related **[*14]** to the Company's Business - Rule 14a-8 (c)(5)

Rule 14a-8(c)(5) permits exclusion of a proposal that relates to operations which account for less than 5% of the Company's consolidated assets, net earnings and gross sales and is not otherwise significantly related to the Company's business. For 1993, the Company's gross sales and net earnings were approximately $ 37,000,000,000 and $ 555,000,000, respectfully, and the Company's total assets were about $ 37,000,000,000.

For 1993, the Company had less than $ 40,000,000 in gross sales derived from Malaysia, or about 0.1% of the Company's gross sales in 1993. Similarly, net earnings and assets in Malaysia were each under $ 10,000,000 in 1993, far less than the 5% threshold required by Rule 14a-8(c)(5). Accordingly, the Proposal is excludable under Rule 14a-8(c)(5). See, e.g., Texaco Inc. (available March 11, 1994), involving business in Burma and activities by the Burmese government; and Mead Corporation (available January 31, 1994), involving impact of NAFTA on business in Mexico. In early November 1994, the Company's energy subsidiary, Conoco, announced a joint venture project with Petronas, the national oil company of Malaysia, **[*15]** to construct and operate a new refinery near Melaka, Malaysia. Construction will not begin until 1995 and is expected to be completed in late 1997. The Company's operations in Malaysia will increase but it is unlikely that the 5% threshold tests of Rule 14a-8(c)(5) will be met in the near future.

Moreover, the Proposal is not "otherwise significantly related to the Company's business," as would be required to justify its inclusion. Even a proposal that may be "ethically significant in the abstract" may be omitted under Rule 14a-8(c)(5) if the proposal has "no meaningful relationship to the business" of the company. Where a proposal relates to less than five percent of a company's operations, the proposal itself must demonstrate that a meaningful relationship to the issuer's business exists. See International Business Machines Corp. (available January 17, 1990); Texaco and Mead supra.

DuPont requests that the Staff construe the reference in Rule 14a-8(c)(5) to "otherwise significantly related to the registrant's business" as an appropriate, business-related qualification of the de minimis rule articulated by the rule. So viewed, Rule 14a-8(c)(5) clearly authorizes exclusion **[*16]** of the Proposal. Texaco, supra.

3. The Proposal Relates to Ordinary Business Operations - Rule 14a-8(c)(7)

When a proposal requests the preparation of a report on specific aspects of the Company's business, it may be excluded under Rule 14a-8(c)(7) if the subject matter of the report involves a matter of ordinary business. See Exchange Act Release No. 20091 (August 16, 1983).

The Proposal requests the preparation of a report on the following points:

1. money paid by **DuPont** to the Malaysian government or various entities alleged to be "controlled" by the Malaysian government

2. "efforts" to seek certain "reparations" from the Malaysian government by **DuPont** or its insurer, AIG, in connection with the crash of **DuPont's** airplane in Malaysia

Aside from the difficulty of deciphering the meaning of certain terms used by Proponent, it appears that the report would relate to various actions by **DuPont** in managing its worldwide business, including its aviations operations and insurance arrangements.

Recognizing that the real content of a shareholder proposal must determine whether it is excludable from an issuer's proxy statement, the Staff has concurred in the exclusion **[*17]** under Rule 14a-8(c)(7) of proposals relating to reports on what products or services companies should produce and distribute. See, e.g., Eli Lilly Company (available February 8,

1990). The Staff has also concurred in the exclusion under Rule 14a-8(c)(7) of a proposal for a report about aspects of a company's ordinary business operations, even when the subject matter arguably is related to a policy matter (report on nuclear power plant operations, including regulatory compliance, safety, and specific cost information). See Carolina Power & Light (available March 8, 1990). Like these proposals, the Proposal relates to the conduct of **DuPont's** ordinary business operations.

In Exchange Act Release No. 20091, supra, the Commission concluded that "the staff will consider whether the subject matter of the special report...involves a matter of ordinary business; where it does, the proposal would be excludable." In light of the facts and the applicable precedent, the Proposal may be omitted by virtue of Rule 14a-8(c)(7) because it relates to **DuPont's** ordinary business operations.

4. The Proposal is False and Misleading - Rule 14a-8(c)(3); Rule 14a-9

The Staff has consistently **[*18]** acknowledged that a statement "which directly or *indirectly impugns character, integrity or personal reputation, or directly or indirectly makes* charges concerning improper, illegal, or immoral conduct or associations, without factual foundations" may be excluded pursuant to Rule 14a-8(c)(3) as misleading and thereby contrary to Rule 14a-9. Note b to Rule 14a-9; Fibreboard Corporation (available February 21, 1991).

Proponent's unsubstantiated assertions contained throughout the Proposal impugn the character and integrity of the Company and suggest improper conduct without factual foundation, in contravention of Rule 14a-9. Aspects of the "whereas" clauses and the resolution itself are replete with baseless claims and innuendoes which impugn the integrity and character of the Company by implying that **DuPont** engaged in improper, unethical, and perhaps even illegal conduct in connection with the investigation of the airplane crash and in its dealings with the Malaysian government The Proposal is filled with Proponent's personal opinions and unsupported generalizations presented as facts. In fact, contrary to the implication in paragraph 2 of Proponent's resolution, AIG has sought **[*19]** reparations in connection with the airplane crash by instituting litigation in Malaysia against the Malaysian government

As explained above on page 5 in the discussion of "personal claim" under Rule 14a-8(c)(4) and the policy underlying CIMG, supra, Proponent's pending litigation presents evidentiary difficulties in responding to Proponent's unfounded assertions without discussing the merits of litigation positions.

Given the pervasive nature of the foundationless opinions and false and misleading statements expressed in the Proposal and in view of Proponent's pending litigation, it is my opinion that the entire Proposal may be omitted pursuant to Rule 14a-9. Proponent need not be given the opportunity to amend the Proposal to address and correct Rule 14a-9 problems. Accordingly, the Proposal may properly be omitted from the Company's Proxy Statement

* * * * * *

For the foregoing reasons, it is my opinion that, pursuant to paragraphs (c)(4), (c)(5), (c)(7), and (c)(3) of Rule 14a-8, **DuPont** may properly exclude the Proposal from its 1995 Annual Meeting Proxy Statement

Very truly yours,

Louise B. Lancaster
Corporate Counsel

Attachment

November 18, 1994

Roger K. **Parsons**
[*20] 303 Briarpark Drive
Houston, Texas 77042
713 789-5573
FAX 713 789-4467

November 18, 1994

Mr. Kent A. Laughlin
Stockholder Relations -- N10452
E.I. du Pont de Nemours and Company
Wilmington, Delaware
1007 Market Street
Wilmington, Delaware 19898

BY FACSIMILE TO 202-773-3423

RE: 1995 STOCKHOLDER PROPOSAL

Mr. Laughlin:

On behalf of Roger **Parsons** and the Estate of Ann Kartsotis **Parsons,** I will present the following proposal at the 1995 **DuPont** Annual Meeting.

STOCKHOLDER PROPOSAL ON COMPANY ACTIVITIES IN MALAYSIA

WHEREAS, the Malaysian government, under the administration of Prime Minister Datuk Seri Dr. Mahathir bin Mohamad have a long history of not complying with basic international standards for human rights and safety.

WHEREAS, the Malaysian government have refused to conduct any investigation of the September 4, 1991 crash of a **DuPont** jet aircraft which killed all of the twelve people aboard, including senior **DuPont** executives and their wives.

WHEREAS, the Malaysian government have persistently stonewalled all efforts to obtain factual information which would permit the thorough investigation of the **DuPont** aircraft crash, including not recovering any remains **[*21]** of the **DuPont** pilots flying the aircraft for forensic testing.

WHEREAS, the public position of **DuPont,** stated in the **DuPont** investigation report signed by the Director of Corporate Aviation, Mr. Prank E. Petersen. is that a Malaysian government air traffic controller was completely responsible for the crash of the **DuPont** aircraft and for the deaths of the twelve people aboard.

RESOLVED, shareholders request that the Board of Directors Issue a report within three months of the 1995 Annual Meeting detailing the activities in Malaysia by **DuPont and all DuPont** subsidiaries, omitting proprietary information. The report should explain **DuPont** policy and contain statements of fact in the following areas.

(1) For each of the past four years, the amount of and purpose for any money paid by **DuPont, DuPont** subsidiaries, or agents for **DuPont** to the Malaysian government companies controlled by the Malaysian government, and agents or

companies controlled by any Malaysian political party. (2) Any **DuPont** efforts to see reparations from the Malaysian government for money payed by **DuPont or DuPont's** insurer, American International Group AIG), to replace the crashed aircraft and to compensate **[*22]** the families of the people killed in the crash.

Please publish the text of this proposal in the 1996 *Notice of Annual Meeting to the Holders of Common Stock of E.I. du Pont de Nemours and Company* If you have questions regarding the proposal please do not hesitate to contact me.

Roger **Parsons**

Independent Executor for the
Estate of Ann Kartsotis ***Parsons***

Source: All Sources > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **Combined SEC No-Action Letters and Releases**
Terms: **dupont and parsons** (Edit Search)
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Date/Time: Thursday, January 10, 2002 - 1:52 PM EST

*1994 SEC No-Act. LEXIS 197, **

1994 SEC No-Act. LEXIS 197

Securities Exchange Act of 1934 -- Rule 14a-8

February 9, 1994

CORE TERMS: proponent, crash, aircraft, board of directors, stockholder, staff, airplane, election, proxy, chairman, pending litigation, shareholder, personal interest, counter, aviation, crashed, proxy statement, deposition testimony, withhold, registrant, nominee, holders, pilot, vice chairman, elect, recommend, endanger, disaster, titled, omit

[*1] E.I. du Pont de Nemours and Company

TOTAL NUMBER OF LETTERS:
4

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 9, 1994

RESPONSE OF THE OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: E.I. du Pont de Nemours and Company
Incoming letters dated December 22, 1993 and January 10, 1994

The proposal requests that the shareholders not permit their proxies to be voted in favor of the current chairman and vice chairman of the board of directors.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy Bowerman Freed
Special Counsel

INQUIRY-1:
Roger K. **Parson**
303 Briarpark Drive
Houston, Texas 77042
713 789-5573
FAX 713 789-4467

January **[*2]** 28, 1994

Office of Chief Counsel
Division of Corporate Finance
Mail Stop 3-3, Room 3028
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

RE: 1994 **DUPONT** STOCKHOLDER PROPOSALS

Dear Ladies and Gentlemen:

This letter is being sent to your office on the behalfs of Roger K. **Parsons** and Roger K. **Parsons,** Independent Administrator for the Estate of Ann K. **Parsons.** Roger K. **Parsons** and the Estate of Ann K. **Parsons** are stockholders of E. I. du Pont de Nemours and Company ("**DuPont"**). Per Rule 14a-8(a) of the Securities and Exchange Act of 1934, the stockholder proposals ("Proposals") submitted by me to **DuPont** Stockholder Relations on November 4, 1993 should be included in the **DuPont** 1994 Annual Meeting Proxy Statement.

I have received a copy of the letter and opinion paper ("Opinion") submitted to your office December 22, 1993 by Ms. Louise B. Lancaster, **DuPont** Secretary and Corporate Counsel. The letter petitions Staff to recommend to the Commission that it take no action against **DuPont** if the company omits the Proposals from the **DuPont** 1994 Annual Meeting Proxy Statement.

I have written pages of corrections to the inaccurate, and apparently **[*3]** uninformed, history Ms. Lancaster submitted in the BACKGROUND section of her Opinion. I have not included these corrections here since I do not want to encourage the abuse of Staff procedures already perpetrated by **DuPont's** Legal Department in lambasting the legitimate and appropriate concerns of stockholders in communications to the Commission. Furthermore, what Ms. Lancaster says in her BACKGROUND section is clearly unrelated to what Staff must decide and recommend. However, I will gladly send these corrections to Staff if it is necessary to put right Ms. Lancaster's uninformed opinions on my activities in this affair.

Ms. Lancaster's statement: "The Proposal provides that Proponent will not permit his shares . . ." (Opinion: Page 1, Paragraph 2, Sentence 1) indicates she is confused on the purpose of the Proposals. Properly stated, this should read: "The *Proposals* provide that *stockholders will* not permit *their* shares . . .".

The proposal submitted by me titled **A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. EDGAR S. WOOLARD, JR. TO THE BOARD OF DIRECTORS** resolves that stockholders who AGREE with **[*4]** the proposal will withhold the proxy votes represented by their shares in the election of the director nominee Mr. Edgar S. Woolard, Jr. to the Board.

The proposal submitted by me, as the Independent Administrator for the Estate Ann K. **Parsons,** titled **A PROPOSAL TO THE STOCKHOLDERS OF E.I. DU PONT DE NEMOURS**

AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. CONSTANTINE S. NICANDROS TO THE BOARD OF DIRECTORS resolves that stockholders who AGREE with the proposal will withhold proxy votes represented by their shares in the election of the director nominee Mr. Constantine S. Nicandros to the Board.

If the meaning of the Proposals needs to be clarified by rewording, then I am very willing to follow reasonable recommendations by **DuPont** or Staff.

In the following I give my opinion on the reasons Ms. Lancaster claimed justify omitting the Proposals from the **DuPont** 1994 Annual Meeting Proxy Statement. I contend that the cases cited by Ms. Lancaster as precedences for Staff issuing a "no action" recommendation are not related to this situation. Therefore, I ask that Staff recommend that the Commission require **DuPont** to include the Proposals in the **DuPont** 1994 Annual Meeting **[*5]** Proxy Statement.

1. The Proposal Relates to a Personal Claim -- Rule 14a-8(c)(4)

I have filed suits against **DuPont** and Conoco for negligence in the day-to-day operations of the **DuPont** aviation department, which I contend is the cause for the wrongful death of Ann K. **Parsons,** my wife. These suits allege that **DuPont** and Conoco was negligent before the **DuPont** aircraft crash in Malaysia on September 4, 1991. The suits do not relate to the fiduciary responsibilities of Mr. Nicandros or Mr. Woolard as **DuPont** directors.

By contrast, the Proposals relate to the dereliction of fiduciary responsibilities by Mr. Nicandros and Mr. Woolard after the **DuPont** aircraft crashed in Malaysia on September 4, 1991. The Proposals relate to inaction by Mr. Nicandros and Mr. Woolard after the **DuPont** disaster and in the face of life threatening-safety problems made absolutely clear by the crash of the **DuPont** aircraft.

Ms. Lancaster's opinion that **DuPont** directors are absolved from fiduciary responsibility because the **DuPont** corporation is named as a defendant in a law suit is ridiculous. If this is were true, then stockholders would suffer perpetual hiatuses in director accountability **[*6]** at the hands of **DuPont's** Legal Department, who prefer foot-dragging litigation to life-saving action.

While stockholders do not have any right under the Act to address matters of **DuPont** day-to-day operations; stockholders clearly have a responsibility and, under the Act, a right to communicate to each other about the ethical failures of director nominees they are asked to elect to the Board.

2. The Proposal Relates to an Election to Office -- Rule 14a-8(c)(8)

The Proposals do not directly relate to an election to office. The Proposals ask stockholders, as a standard proxy voting option, to withhold proxy votes FOR the election of Mr. Nicandros and Mr. Woolard to the Board of Directors.

3. The Proposal is Counter to the Company's Proposal -- Rule 14a-8(c)(9)

The Proposals are not counter to any proposals **DuPont** will submit nominating directors to the Board of Directors. The Proposals ask stockholders, as a standard proxy voting option, to withhold proxy votes FOR election of Mr. Nicandros and Mr. Woolard to the Board of Directors.

4. The Proposal is False and Misleading -- Rule 14a-8(c)(3)

"WHEREAS, ***DuPont*** *directors are expected* **[*7]** *to carry out their fiduciary responsibilities in an ethical manner."*

This statement is certainly not false or misleading.

"WHEREAS, Mr. Edgar S. Woolard, Jr., gave ***DuPont*** *director Mr. Constantine S. Nicandros complete responsibility for overseeing an investigation into the causes of the September 4, 1991 crash of a* ***DuPont*** *G-II jet aircraft in East, Malaysia in which all twelve people on the aircraft were killed."*

This fact was established by Mr. Nicandros in a telephone conversation with me on October 23, 1991. The fact was again established in a meeting with Mr. Howard Rudge, **DuPont** Assistant Chief Counsel, on October 28, 1991. My sworn deposition testimony details the conversations. The **DuPont** Legal Department may have also recorded the conversations which took place over four months before any suit was filed.

"WHEREAS, Mr. Constantine S. Nicandros made no effort to have the remains of the two ***DuPont*** *employed pilots flying the* ***DuPont*** *aircraft recovered for drug and alcohol forensic testing."*

Mr. Nicandros, in deposition testimony, said that he did not require or ask for any investigation on why the **DuPont** aircraft crashed in Malaysia. Dr. Richard Froede, **[*8]** the leader of U.S. Armed Forces Institute of Pathology (AFIP) forensic team sent to Malaysia to identify bodies of the crash victims, told me that he was surprised that no effort was made to recover the pieces of the pilots he had seen in a video tape taken by the Malaysians of the crash site.

The approach taken by Mr. Nicandros and Mr. Woolard to "handle" the disaster in Malaysia is clearly indicated by the first people they sent to the disaster area -- Mr. Irvin Lipp, **DuPont** Public Affairs Manager; and Mr. Bill Brignon, **DuPont** General Counsel. Later, Mr. Petersen, who worked for a man who reported directly to Mr. Nicandros, went to the crash site but he did not recover any of the pilots remains for alcohol and drug testing.

WHEREAS, Mr: Constantine S. Nicandros made no effort to have any substantive investigation carried out on the circumstances leading to the crash of the ***DuPont*** *aircraft and, through this willful neglect, Mr. Constantine S. Nicandros continues to endanger the lives of other* ***DuPont*** *employees and their families."*

Mr. Nicandros stated in deposition testimony that he did not think it was important to ask for a **DuPont** investigation into why the **DuPont** **[*9]** aircraft crashed. By this inaction, on the job given him by Mr. Woolard, Mr. Nicandros continues to endanger the lives of other **DuPont** employees and their families.

The expedient approach Mr. Nicandros is taking in "handling" the critical safety problems made obvious by the crash of the **DuPont** aircraft is irresponsible and ethically reprehensible. Since OSHA takes no responsibility for investigating any aircraft crash and the NTSB takes no responsibility for investigating any aircraft crash in Malaysia; there will be no investigation of this disaster by any government authority. (All indications are that **DuPont's** insurer in this disaster, the influential American International Group (AIG), has managed to convince the Malaysian Department of Civil Aviation (DCA) that it is in the DCA's best interest not to release their investigation report.) With no authoritative investigation, Mr. Nicandros and Mr. Woolard can claim that they just don't know why their well-functioning airplane crashed into a mountain. (See the March 12, 1992 letter from me to **DuPont** outside directors.)

"WHEREAS, Mr. Edgar S. Woolard, Jr., Chairman of the Board of Directors, did not inform members of the Board **[*10]** *of Directors that he knew about life-endangering problems with the* ***DuPont*** *aviation operation before the September 4, 1991 crash of a* ***DuPont*** *G-II jet aircraft in East, Malaysia in which all twelve people on the aircraft were killed."*

Randy Richards, **DuPont** Chief Pilot in Wilmington, stated in deposition testimony that Mr. Woolard's aircraft, a Gulfstream G-IV, was the only aircraft in the **DuPont** fleet on September 4, 1991 equipped with the Ground Proximity Warning System (GPWS). Authority limitations for capital budgeting would require Mr. Woolard to approve the almost $ 30,000,000 purchase cost for his aircraft and safety devices.

Mr. Woolard certainly knew that the $ 50,000 he spent for a GPWS for his aircraft was worth the cost to assure his own safety. GPWS was not required for corporate jets in September 1991; however, GPWS has been required for commercial passenger aircraft for almost twenty years. In the case of the **DuPont** aircraft which crashed in Malaysia, GPWS would have provided enough warning to the pilots that they were dangerously close to the ground.
If Mr. Woolard had spent as much company money for the safety of other **DuPont** employees as he spent for his **[*11]** own safety, then the disaster in Malaysia would not have happened.

"WHEREAS, Mr. Edgar S. Woolard, Jr. made no effort to have a substantive investigation carried out into the circumstances leading to the crash of the ***DuPont*** *aircraft and, through this willful neglect, Mr. Edgar S. Woolard, Jr. continues to endanger the lives of other* ***DuPont*** *employees and their families."*

Mr. Woolard gave Mr. Nicandros the responsibility for an investigation into why the **DuPont** aircraft crashed. Mr. Nicandros stated in deposition testimony that he did not think it was necessary to ask for an investigation into what caused the crash. By not correcting Mr. Nicandros' inaction on critical safety problems, Mr. Woolard continues to endanger the lives of other **DuPont** employees and their families.

If you have any questions regarding the Proposals or if you need transcripts of the deposition testimony referenced in this letter, please call me (713) 789-5573.

Sincerely,

Roger K. **Parsons**

Roger K. **Parsons**
Independent Administrator for
the Estate of Ann K. **Parsons**

INQUIRY-2:
DU PONT
WILMINGTON, DELAWARE 19898

January 10, 1994

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary **[*12]** Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 3-3, Room 3028

Ladies and Gentlemen:

E.I. DU PONT DE NEMOURS AND COMPANY PROXY STATEMENT - 1994 ANNUAL MEETING

Reference is made to **DuPont's** letter dated December 22, 1993, requesting that the Staff take a no-action position with respect to two Proposals submitted by Proponent Roger K. **Parsons,** each relating to the election of a named current member of the Company's Board of Directors (one pertaining to the Chairman and the other pertaining to a Vice Chairman, Messrs. Woolard and Nicandros, respectively). The December 22 cover letter and accompanying legal opinion (without exhibits) are attached hereto at Exhibit A. Mr. **Parsons'** two Proposals are attached hereto at Exhibit B.

In my December 22 cover letter, I referred to the fact that Mr. **Parsons** had submitted two Proposals. By letter dated January 4, 1994, Mr. **Parsons** claims that he submitted the two Proposals in two separate capacities, one in his name and the other in his name as administrator of his wife's estate. Mr. **Parson's** letter of January 4, 1994 is attached at Exhibit C.

I appreciate Mr. **Parsons' [*13]** trying to draw such a distinction at this time. However, there is nothing in the substance of the Proposals or otherwise in Mr. **Parsons'** letters (e.g., letterhead/closing) used to transmit the Proposals which suggests he is submitting the Proposals other than in his name.

Very truly yours,

Louise B. Lancaster
Secretary and Corporate Counsel

ATTACHMENT

Roger K. **Parsons**
303 Briarpark Drive
Houston, Texas 77042
713 789-5573
FAX 713 789-4467

January 4, 1994

Director of Stockholder Relations
E. I. du Pont de Nemours and Company
Stockholder Relations - N10452
1007 Market Street
Wilmington, Delaware 19898

Dear Sir:

A letter by a **DuPont** lawyer, Ms. Louise B. Lancaster, to the Securities and Exchange Commission indicates that she is confused by the two proposals that were submitted to your office for inclusion in the 1994 **DuPont** proxy statement on November 4, 1993.

The stockholder proposal submitted to your office on November 4, 1993 and titled A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. CONSTANTINE S. NICANDROS TO THE BOARD OF DIRECTORS, has been submitted, per Bulletin No. 143, 01-31-92, for Rule 14a-8 (a)(4) **[*14]** of the Securities and Exchange Act of 1934, by the Independent Administrator for the estate of Ester Ann Kartsotis **Parsons,** a deceased stockholder. Roger **Parsons** is the Independent Administrator for the estate of Ester Ann Kartsotis **Parsons.**

The stockholder proposal submitted to your office on November 4, 1993 and titled **A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. EDGAR S. WOOLARD, JR. TO THE BOARD OF DIRECTORS,** has been submitted, per Bulletin No. 143, 01-31-92, for Rule 14a-8(a)(4) of the Securities and Exchange Act of 1934, by Roger **Parsons,** a stockholder.

Please tell Ms. Lancaster today, January 4, 1994, that you have received this letter and that she should inform the SEC on her misunderstanding.

Roger **Parsons**

INQUIRY-3:
DU PONT
WILMINGTON, DELAWARE 19898

December 22, 1993

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 3-3, Room 3028

Ladies and Gentlemen:

E. I. DU PONT DE NEMOURS AND COMPANY PROXY STATEMENT - 1994 ANNUAL MEETING

This statement **[*15]** and the accompanying materials are submitted on behalf of E. I. du Pont de Nemours and Company ("**DuPont**") pursuant to the provisions of Rule 14a-8(d) of the Securities Exchange Act of 1934. In our opinion, the two proposals submitted by Roger K. **Parsons** may be properly omitted from **DuPont's** proxy statement for the reasons set forth in the attached legal opinion. We request that the Staff not recommend any enforcement action if the proposals are so omitted.

By copy of this statement and the attached opinion, Mr. **Parsons** is being notified of **DuPont's** intention to omit the proposals and supporting statements from its proxy materials for the 1994 Annual Meeting. At the same time and in the event the Staff does not concur with our opinion that the proposals may be omitted, Mr. **Parsons** hereby is provided the opportunity to reduce the proposals and select a single proposal within 14 calendar days of this notification in accordance with Rule 14a-8 (attached to Mr. **Parson's** copy of this letter).

If you have any questions regarding this matter or require additional information, please call me at (302) 774-7379.

Very truly yours,

Louise B. Lancaster
Secretary

ATTACHMENT 1

DuPont [*16] Legal
Wilmington, DE 19898

December 22, 1993

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

1994 PROXY STATEMENT

SHAREHOLDER PROPOSAL

I am providing this opinion in support of the position that E. I. du Pont de Nemours and Company ("**DuPont**" or "Company") may properly omit from its 1994 Annual Meeting Proxy Statement the two shareholder proposals and supporting statements (collectively referred to as the "Proposal") submitted by Roger K. **Parsons** ("Proponent"). The Proposal is attached at Exhibit A. n1

n1 Proponent has actually submitted two separate proposals titled:

1. A Proposal to the stockholders of E. I. du Pont de Nemours and Company to withhold their proxy votes to elect Mr. Constantine S. Nicandros to the Board of Directors.

2. A Proposal to the stockholders of E. I. du Pont de Nemours and Company to withhold their proxy votes to elect Mr. Edgar S. Woolard, Jr. to the Board of

Directors.

Rule 14a-8(a)(4) provides that a proponent may submit no more than one proposal and accompanying supporting statement for inclusion in the proxy materials for a shareholder meeting. Since each proposal submitted by Proponent relates to the same matter of a personal claim, each proposal relates to an election to office of a current director, each proposal is counter to the same proposal to be submitted by the Company and each proposal is false and misleading I will refer hereinafter simply to the Proposal in order to streamline the discussion which follows. **[*17]**

The Proposal provides that Proponent will not permit his shares of **DuPont** common stock to be voted to elect to the Board of Directors a named current member of the Company's Board of Directors (either Mr. Edgar S. Woolard, Chairman of the Board, or Mr. Constantine S. Nicandros, a Vice Chairman of the Board). Accompanying statements in Proponent's "Whereas" clauses indicate that the Proposal relates to alleged actions by the respective directors in connection with an airplane crash in Malaysia in September 1991, and more specifically the investigation of that crash. In my opinion, the Proposal may be omitted from the Proxy materials pursuant to Rule 14a-8(c)(4), (c)(3), (c)(9) and (c)(3) because the Proposal relates to the redress of Proponent's personal claim against the Company, relates to an election to office of current directors, is counter to a proposal to be submitted by the Company at the 1994 Annual Meeting, and is false and misleading.

BACKGROUND

The Company and its subsidiaries have operations in about 65 countries worldwide. Like many companies with production, manufacturing, research and sales facilities spanning the globe, **DuPont** maintains its own aviation operations. **[*18]** In September 1991, one of **DuPont's** airplanes crashed into a mountain in Malaysia as it approached an airfield for a scheduled refueling stop. In this tragic accident, all crew members and passengers perished. One of the passengers was Proponent's wife.

Beginning several months after the airplane crash, Proponent initiated legal action against the Company. Proponent has also personally carried on a concerted campaign with various audiences such as customers, vendors, directors, employees and others to disparage the actions of the Company and specific executive officers/directors such as those named in the Proposal for alleged actions related to the airplane crash and its investigation. Examples of Proponent's actions are described below:

Litigation. On February 3, 1992, Proponent filed a lawsuit against **DuPont** in Texas state court in Houston seeking damages in connection with the loss of his wife in the crash of **DuPont's** airplane. Proponent alleges **DuPont's** negligence in providing an airplane and crew and failing to properly train and supervise the crew. The case has been removed to the U. S. District Court for the Southern District of Texas (Houston) where it is pending. Discovery **[*19]** is in process.

Shareholder Proposal #1. On February 28, 1992, Proponent sent by facsimile transmission a letter to **DuPont's** Director of Stockholder Relations advising that Proponent would introduce Proposal #1 at **DuPont's** 1992 Annual Meeting. **DuPont's** Corporate Secretary contacted Proponent by phone to advise him that the Proposal had not been timely filed by the November 18, 1991, cutoff for the 1992 Annual Meeting. Proponent agreed to treat the Proposal as being submitted for the 1993 Annual Meeting. Proponent also indicated his intent to speak at the 1992 Annual Meeting on management of **DuPont's** aviation operations.

1992 Letter to Directors. On March 16, 1992, Proponent sent a letter to individual members of the Company's Board of Directors with Proposal #1 attached. In his letter, Proponent refers to "management problems in the aviation operation" and to his "great personal interest in seeing these problems resolved," and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

1992 Letter to Shareholders. On April 29, 1992, the day of the Company's 1992 Annual Meeting in Wilmington, Delaware, without the Company's prior knowledge, Proponent distributed **[*20]** a printed letter addressed to "Fellow Shareholders", explaining his "great personal interest" in "safety problems in the management of **DuPont's** aviation operation." An attached pre-addressed card could then be torn off and mailed to Edgar S. Woolard, the Company's Chairman and CEO. Proponent's same material with attached response card was distributed at the National Business Aircraft Association Meeting in Dallas during the week of September 14, 1992.

1992 Annual Meeting. Proponent addressed the 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter". The Company's Chairman and CEO, Edgar S. Woolard, responded, while noting his remarks must necessarily be limited due to the pending litigation.

All of the foregoing actions directed toward the Company by Proponent in connection with the airplane crash were set forth in the Company's request for SEC Staff no-action on Proposal #1 submitted for the 1993 Annual Meeting. The Staff concurred that Proposal #1 related to the Company's ordinary business operations (the safety of the Company's aviation operations) and could be omitted **[*21]** pursuant to Rule 14a-8(c)(7). The Company's September 30, 1992 no-action request and supporting documentation of Proponent's actions, along with the SEC Staff's response of November 27, 1992, are attached hereto at Exhibit B.

Proponent's actions have continued during 1993 as follows:

1993 Letter to Directors. On March 12, 1993, Proponent sent a detailed letter to individual members of the Company's Board of Directors relating to the airplane crash. A copy of that letter is attached at Exhibit C. In his letter Proponent refers to the death of his wife and his personal involvement in the investigation of the airplane crash: "Ann **Parsons,** my wife, was killed in the **DuPont** crash; therefore, I am committed to a thorough investigation".

1993 Annual Meeting. Proponent addressed the 1993 Annual Meeting on April 28, 1993, concerning his desire for a thorough investigation of the airplane crash and acknowledged his personal interest in the airplane crash in which his wife died. The Company's Chairman and CEO, Edgar S. Woolard, referred to the false accusations by Proponent in that forum and again noted that his remarks must necessarily be limited due to the pending litigation. Proponent **[*22]** made repeated efforts to inject comments about the litigation and investigation. A copy of an excerpt from the 1993 Annual Meeting transcript (pages 10-13 and 89-91) is attached at Exhibit D.

1993 Letter to **DuPont** Stakeholders. Proponent continued to distribute broadly a printed letter to stakeholders/petition to the Board of Directors concerning the airplane crash, allegations about **DuPont** and the investigation which are the subject of the ongoing litigation. A pre-addressed response card can be torn off Proponent's letter and mailed to **DuPont's** directors. A copy of the letter/card is attached at Exhibit E. Proponent's same material was distributed to people attending the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993, regardless of whether the recipient was any type of **DuPont** stakeholder.

Shareholder Proposal #2. On November 4, 1993, Proponent sent by facsimile transmission the Proposal attached at Exhibit A relating to investigation of the airplane crash and election to office of two current members of the Company's Board of Directors.

DISCUSSION

For the reasons discussed below, **DuPont** may omit the Proposal from its **[*23]** 1994 Annual Meeting Proxy Statement because it relates to both a personal claim and an election to office; is counter to a proposal to be submitted by the Company; and is false and misleading. Supporting authorities cited herein are attached at Exhibit F.

1. *The Proposal* Relates to a Personal Claim -- Rule 14a-8(c)(4)

Rule 14a-8 was intended to provide security holders a means of communicating with fellow security holders on matters of interest to them as security holders. It was not intended to provide a means for a person to air or remedy personal grievances or to further personal interests. The Commission has expressly recognized that the cost and time involved in dealing with these situations do a disservice to the interest of the registrant and its security holders at large. Release No. 34-19135 (October 14, 1982) (excerpt attached). Under Rule 14a-8(c)(4), a proposal may be omitted if it "relates to the redress of a personal claim or grievance against the registrant . . . or if it is designed . . . to further a personal interest, which . . . interest is not shared with the other security holders at large".

Proponent has instituted a lawsuit to establish his personal **[*24]** claim against **DuPont** for damages connected with his wife's death in the crash of a **DuPont** airplane. This litigation relates to the subject matter of the Proposal: the investigation of the airplane crash. Moreover, Proponent has repeatedly asserted a "great personal interest" in the underlying subject matter of the Proposal. The Proposal is simply one tactic used by Proponent to pursue his personal interest and influence the outcome of the pending litigation through an ex parte means, as set forth above under BACKGROUND. Because the Proposal relates to Proponent's pending litigation against **DuPont,** the Proposal is designed to further a personal interest of Proponent which is not shared broadly by other **DuPont** stockholders and may therefore be excluded pursuant to Rule 14a-8(c)(4).

The Staff has consistently permitted exclusion of proposals pursuant to Rule 14a-8(c)(4) where there is pending litigation by a proponent against the registrant related to the subject matter of a proposal. See, e.g., ITT Corp. (available September 21, 1993), involving a proponent-litigant's request for ITT to acknowledge liability for personal injuries from a fire on ITT's premises. In ITT the **[*25]** proponent-litigant was also using the shareholder proposal process as a means to influence pending litigation through ex parte means as Proponent is doing. See also Xerox Corporation (available March 2, 1990), involving a terminated employee's proposal to review the registrant's EEOC investigation where the proponent challenged his termination by filing a lawsuit and EEOC charges. In Xerox, the proponent also communicated separately and directly with Xerox's outside directors in a manner similar to Proponent's communications with **DuPont's** directors. See also American Telephone and Telegraph Company (available January 5, 1990), involving a request for personnel and management changes and relocating facilities at an AT&T project operation based on allegations of cost and scheduling overruns where proponent had initiated a legal claim against AT&T concerning this same operation.

The Staff has concluded that it is inappropriate for shareholders involved in litigation with a registrant to use Rule 14a-8 to further that litigation because such proposals "constitute an abuse of the shareholder proposal process". C. I. Mortgage Group (available March 13, 1981). In addition **[*26]** to the policy considerations enunciated in CIMG the exclusion is also necessitated by the evidentiary issues which must be addressed in drafting management rebuttals or even asserting arguments for exclusion under Rule 14a-8. For example, in my opinion, there are bases for exclusion of the Proposal under Rule 14a-8(c)(3) because it is false and misleading. However, **DuPont's** litigation counsel advises of the difficulty in substantiating these positions without getting into a detailed discussion of the merits of Proponent's litigation against **DuPont** and preempting discovery which is ongoing.

Xerox Corporation (available November 17, 1988) provides compelling precedent for exclusion of the Proposal on the basis of a personal claim. The parallels with the Proposal are remarkable. Both proposals are directly related to and emanate from pending litigation by a former employee and efforts by that former employee/shareholder to bolster his personal litigation posture through the shareholder proposal process. The Staff concluded that the Xerox proposal was excludable pursuant to Rule 14a-8(c)(4). Nevertheless, the Xerox proposal also related to removal from office of the chairman **[*27]** of the board. Though the proposal was also no doubt excludable pursuant to Rule 14a-8(c)(8), the Staff relied on Rule 14a-8(c)(4), perhaps realizing that to do otherwise would give rise to annual proposals by the former employee/shareholder. The Company has had a similar experience during period of Proponent's pending litigation, which continues in discovery and may not be finally resolved for some years.

The precedents cited above provide a clear basis for excluding the Proposal pursuant to Rule 14a-8(c)(4) because the Proposal relates to a personal claim.

2. The Proposal Relates to an Election to Office -- Rule 14a-8(c)(8)

Under Rule 14a-8(c)(8), a proposal may be omitted if it "relates to an election to office." If adopted, the Proposal could affect the election of nominees for the Board of Directors who are to be voted on at the same meeting at which the Proposal would be voted. Though the proposal is perhaps awkwardly worded, Proponent's intent seems clear: To prevent the reelection at the 1994 Annual Meeting of at least one of **DuPont's** current directors, Mr. Woolard and/or Mr. Nicandros, the Chairman and a Vice Chairman of the Board of Directors.

The **[*28]** Staff has consistently permitted exclusion of proposals pursuant to Rule 14a-8(c)(8) where the proposal relates to excluding a current member of the board of directors from reelection to the board. Exxon Corporation (available January 26, 1990), seeking termination and discharge or removal of the chairman of the board; and Detroit Edison Company (available March 23, 1988), involving a proposal to oust the chairman and vice chairman of the board at the upcoming meeting because of claims they are incompetent.

Inasmuch as the Proposal requests the defeat of a current director or nominee, the Proposal may properly be excluded pursuant to Rule 14a-8(c)(8). Rule 14a-8(c)(8) is intended to make it clear that Rule 14a-8 is "not the proper means for conducting campaigns" for election of directors. Release No. 34-12598 (July 7, 1976) (excerpt attached).

3. The Proposal is Counter to the Company's Proposal -- Rule 14a-8(c)(9)

Under Rule 14a-8(c)(9) a proposal may be omitted "if the proposal is counter to a proposal to be submitted by the registrant at the meeting." In its 1994 Annual Meeting Proxy Statement, **DuPont** will nominate a slate of nominees for election to the Board **[*29]** of Directors. If the Proposal is adopted, it could nullify **DuPont's** nominations. See Northern States Power Company (available March 6, 1991); and Detroit Edison Company, supra. Accordingly, because the Proposal is counter to a proposal to be submitted by **DuPont** at the 1994 Annual Meeting, the Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(c)(9).

4. The Proposal is False and Misleading -- Rule 14a-8(c)(3)

The Staff has consistently acknowledged that a statement "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper . . . conduct . . . without factual foundations" may be excluded pursuant to Rule 14a-8(c)(3) as misleading and thereby contrary to Rule 14a-9. Note b to Rule 14a-9; Northern States Power Company, supra; and Fibreboard Corporation (available February 21, 1991).

Proponent's unsubstantiated assertions contained throughout the Proposal impugn the character and integrity of the individual named directors and charge them with improper conduct without factual foundation in contravention of Rule 14a-9. All "Whereas" paragraphs and the entire **[*30]** Supporting Statement of the Proposal are examples of baseless claims and innuendoes which impugn the integrity and character of the named individuals who are directors and executive officers of the Company. Further, the "Whereas" clauses and Supporting Statements imply that these named individuals have engaged in improper and unethical conduct in connection with the investigation of the airplane crash. The entire Proposal is solely personal opinions and unsupported generalizations presented as facts.

As explained above on page 5 in the discussion of "personal claim" under Rule 14a-8(c)(4) and the policy underlying CIMG. Proponent's pending litigation presents evidentiary difficulties in responding to Proponent's unfounded assertions without discussing the merits of litigation positions and preempting ongoing discovery. Given the pervasive nature of the foundationless opinions expressed throughout the Proposal and in view of the pending litigation, it is my opinion that the entire Proposal may be omitted pursuant to Rule 14a-9. Proponent need not be given the opportunity to amend the Proposal to address and correct Rule 14a-9 problems. Fibreboard Corporation, supra. Accordingly, **[*31]** the Proposal may properly be omitted from the Company's Proxy Statement.

* * * * * *

For the foregoing reasons, it is my opinion that, pursuant to paragraphs (c)(4), (c)(8), (c)(9) and (c)(3) of Rule 14a-8, **DuPont** may properly exclude the Proposal from its 1994 Annual Meeting Proxy Statement.

Very truly yours,

Louise B. Lancaster
Corporate Counsel

ATTACHMENT 2

Roger K. **Parsons**

303 Briarpark Drive, Houston, Texas 77042

November 4, 1993

Stockholder Relations
E. I. du Pont de Nemours and Company
Stockholder Relations - N10452
1007 Market Street
Wilmington, Delaware 19898

Ladies and Gentlemen:

Please be advised, I will introduce the following proposal to the stockholders of E. I. **duPont** de Nemours and Company at the 1994 Annual Meeting of Stockholders.

A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. CONSTANTINE S. NICANDROS TO THE BOARD OF DIRECTORS.

WHEREAS, **DuPont** directors are expected to carry out their fiduciary responsibilities in an ethical manner.

WHEREAS, Mr. Edgar S. Woolard, Jr., gave **DuPont** director Mr. Constantine S. Nicandros complete responsibility for overseeing an investigation into **[*32]** the causes of the September 4, 1991 crash of a **DuPont** G-II jet aircraft in East, Malaysia in which all twelve people on the aircraft were killed.

WHEREAS, Mr. Constantine S. Nicandros made no effort to have the remains of the two **DuPont** employed pilots flying the **DuPont** aircraft recovered for drug and alcohol forensic testing.

WHEREAS, Mr. Constantine S. Nicandros made no effort to have any substantive investigation carried out on the circumstances leading to the crash of the **DuPont** aircraft and, through this willful neglect, Mr. Constantine S. Nicandros continues to endanger the lives of other **DuPont** employees and their families.

RESOLVED, I will not permit proxy votes represented by my shares of E. I. du Pont de Nemours and Company to be used to elect Mr. Constantine S. Nicandros to the Board of Directors.

Support of this resolution will demonstrate to all **DuPont** directors that the self-serving actions taken by Mr. Constantine S. Nicandros in this affair will not be tolerated and that there is a minimum ethical standard in director performance expected by **DuPont** stockholders. If you AGREE, please mark your proxy FOR the resolution.

Please include this proposal in the Notice **[*33]** of Annual Meeting to the Holders of Common Stock of E. I. du Pont de Nemours and Company. If you have any questions regarding the proposal please contact me by telephone (713-789-5573) or facsimile (713-789-4467). Thank you.

Roger **Parsons**

*1992 SEC No-Act. LEXIS 1073, **

1992 SEC No-Act. LEXIS 1073

Securities Exchange Act of 1934 -- Rule 14A-8

November 27, 1992

CORE TERMS: aviation, proponent, aircraft, aircrew, stockholder, registrant, crash, personal interest, staff, crew, shareholder, airplane, lawsuit, crashed, holders, proxy, passengers, safe, omit, jet, pending litigation, subject matter, crew members, investigate, depositions, scheduling, economical, subsidiary, monitor, card

[*1] E.I. du Pont de Nemours and Company

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 27, 1992

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

RE: E.I. du Pont de Nemours and Company (the "Company")
Incoming letter dated September 30, 1992

The proposal relates to requiring that the people responsible for the Company's aviation operations be qualified and knowledgeable with regard to the "safe and economical allocation of aircraft and crews". In addition, the proposal requires the Company to contract for aviation operation insurance from a company that will "actively monitor aviation management systems and process".

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials under Rule 14a-8(c)(7) since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the safety of the Company's aviation operations). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy material. In reaching a position the staff has not found it necessary **[*2]** to address the alternative basis for omission upon which the Company relies.

Sincerely,

William H. Carter
Special Counsel

INQUIRY-1:
DU PONT
LEGAL
Wilmington, Delaware 19898

September 30, 1992

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

1993 PROXY STATEMENT

SHAREHOLDER PROPOSAL

I am providing this opinion in support of the position that E. I. du Pont de Nemours and Company ("Du Pont" or "Company") may properly omit from its 1993 Annual Meeting Proxy Statement the shareholder proposal and supporting statement ("Proposal") submitted by Roger K. Parsons ("Proponent"). The Proposal is attached at Exhibit A.

Titled "Stockholder Proposal for Aviation Safety", the Proposal is two-pronged and requires that (1) people responsible for Du Pont's aviation operations have the background "for safe and economical allocation of aircraft and aircrews" and (2) Du Pont obtain insurance for its "aviation operation" from a company that will monitor those operations. In his supporting statement, Proponent observes that for "the aviation operation . . . as with all company operations, safety should be the primary consideration in management decisions **[*3]** . . . ." In my opinion, the Proposal may be omitted from the Proxy materials pursuant to Rule 14a-8(c)(7) and (c)(4) because the Proposal deals with the Company's ordinary business operations (safety of employees and the Company's aviation operations) and relates to the redress of Proponent's personal claim against the Company.

BACKGROUND

1. Du Pont's Aviation Operations

Du Pont is one of the leading chemical companies in the world and conducts fully integrated petroleum operations on a worldwide basis. The Company and its subsidiaries have operations in about 65 countries worldwide. Like many companies with production, manufacturing, research and sales facilities spanning the globe, Du Pont maintains its own aviation operations. Du Pont's aviation operations consist of a variety of fixed wing and rotary wing aircraft and Du Pont employees who support these operations such as pilots and other crew members.

In September 1991, one of Du Pont's airplanes crashed into a mountain in Malaysia as it approached an airfield for a scheduled refueling stop. In this tragic accident, all crew members and passengers perished. One of the passengers was Proponent's wife.

2. **[*4]** Proponent's Actions

Litigation. On February 3, 1992, Proponent filed a lawsuit against Du Pont in Texas state court in Houston seeking damages in connection with the loss of his wife in the crash of Du Pont's airplane. Proponent alleges Du Pont's negligence in providing an airplane and crew and failing to properly train and supervise the crew. The case has been removed to the U. S. District Court for the Southern District of Texas (Houston) where it is pending. Discovery is in process, and the judge's latest scheduling order lists a docket call of February 23, 1993. A copy of Proponent's complaint is attached at Exhibit B.

Proposal. On February 28, 1992, Proponent faxed a letter to Du Pont's Director of Stockholder Relations advising that he would introduce the Proposal at Du Pont's 1992 Annual Meeting (see Exhibit A). Du Pont's Corporate Secretary contacted Proponent by phone to advise him that the Proposal had not been timely filed by the November 18, 1991, cutoff for the 1992 Annual Meeting. Proponent agreed to treat the Proposal as being submitted for the 1993 Annual Meeting. Proponent also indicated his intent to speak at the 1992 Annual Meeting on management **[*5]** of Du Pont's aviation operations.

Letter to Directors. On March 24, 1992, Proponent sent a letter to each member of the Company's Board of Directors with the Proposal attached. A copy of that letter is attached at Exhibit C. In his letter, Proponent refers to "management problems in the aviation operation" and to his "great personal interest in seeing these problems resolved", and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

Letter Proposal to Shareholders. On April 29, 1992, the day of the Company's 1992 Annual Meeting in Wilmington, Delaware, without the Company's prior knowledge, Proponent distributed a printed letter addressed to "Fellow Shareholders", explaining his "great personal interest" in "safety problems in the management of Du Pont's aviation operation" and seeking support for his "proposal for the Continuous Improvement of Du Pont safety practices" as described in an attached card. The card included space for shareholders to indicate "For" or "Against". The pre-addressed card with the "proposal" and "vote" could then be torn off and mailed to Edgar S. Woolard, the Company's Chairman and CEO. A copy of the letter proposal material **[*6]** is attached at Exhibit D. Proponent's same letter proposal material was distributed at the National Business Aircraft Association Meeting in Dallas during the week of September 14, 1992.

Annual Meeting. Proponent addressed the 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter". The Company's Chairman and CEO, Edgar Woolard, responded, while noting his remarks must necessarily be limited due to the pending litigation. A copy of the Annual Meeting transcript pages 104-109 is attached at Exhibit E.

DISCUSSION

For the reasons discussed below, Du Pont may omit the Proposal from its 1993 Annual Meeting Proxy Statement because it deals with the ordinary business operations of the Company and relates to a personal claim. Supporting authorities cited herein are attached at Exhibit F.

1. The Proposal Relates to Ordinary Business -- Rule 14a-8(c)(7)

Under Rule 14a-8(c)(7), a proposal may be omitted if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant". The Proposal relates by its terms to a narrow segment **[*7]** of the Company's overall operations -- the aviation operations. Moreover, Proponent has characterized the thrust of the concerns reflected in the Proposal as more specifically related to aviation safety. Under the umbrella of aviation safety, the Proposal references such routine considerations as scheduling and allocating equipment and crews, obtaining insurance and monitoring systems and processes. These matters are the very essence of the day-to-day operation of the Company's aviation group and are a line responsibility of the aviation operation management. As such, the requirements of the Proposal relate to the ordinary business operations of Du Pont.

The Staff has permitted exclusion of a proposal on the basis of ordinary business where the proposal related to safety of aviation operations. See AMR Corporation (available April 2,

1987) (determining the nature and extent of review of the safety of company airline operations). In AMR, the aviation operations were the registrant's key business operations (American Airlines) rather than an ancillary operation as in Du Pont's case. The Staff has also permitted exclusion of proposals relating to the safety of a registrant's **[*8]** employees, which is an underlying concern expressed in the Proposal. See, e.g., Chevron Corporation (available February 22, 1988) (protection of the safety of company employees). Chevron involved a proposal to reassign employees based on the proponent's concern for employee safety; the Staff recognized that line management is in the best position to make decisions concerning safety of specific operations.

As expressed by Du Pont's Chairman and CEO, the Company is "committed to be an industry leader in aviation safety and pilot training . . . [has] the highest standards that one can have for a corporate aviation department". (Annual Meeting Transcript, page 108, attached at Exhibit E). Therefore, there is no significant policy difference between Du Pont and Proponent; the differences, if they exist at all, are merely in implementation and day-to-day management of the aviation operations. See Roosevelt v. E. I. du Pont de Nemours and Co., 958 F.2d 416 (D.C. Cir. 1992).

The precedents cited above provide a clear and compelling basis for excluding the Proposal pursuant to Rule 14a-8(c)(7) because the proposal relates to the Company's ordinary business operations.

2. **[*9]** The Proposal Relates to a Personal Claim -- Rule 14a-8(c)(4)

Rule 14a-8 was intended to provide security holders a means of communicating with fellow security holders on matters of interest to them as security holders. It was not intended to provide a means for a person to air or remedy personal grievances or to further personal interests. The Commission has expressly recognized that the cost and time involved in dealing with these situations do a disservice to the interest of the registrant and its security holders at large. Release No. 34-19135 (October 14, 1982) (excerpt attached). Under Rule 14a-8(c)(4), a proposal may be omitted if it "relates to the redress of a personal claim or grievance against the registrant . . . or if it is designed . . . to further a personal interest, which . . . interest is not shared with the other security holders at large".

Proponent has instituted a lawsuit to establish his claim against Du Pont for damages connected with his wife's death in the crash of a Du Pont airplane. This litigation relates to the subject matter of the Proposal: the safety of Du Pont's aviation operations. Moreover, Proponent has repeatedly asserted a "great **[*10]** personal interest" in the subject matter of the Proposal. The Proposal is simply one tactic used by Proponent to pursue his personal interest, as set forth above under "Proponent's Actions". Because the Proposal relates to Proponent's pending litigation against Du Pont, the Proposal is designed to further a personal interest of Proponent which is not shared broadly by other Du Pont stockholders and may therefore be excluded pursuant to Rule 14a-8(c)(4).

The Staff has consistently permitted exclusion of proposals pursuant to Rule 14a-8(c)(4) where there is pending litigation by a proponent against the registrant related to the subject matter of a proposal. See, e.g., Xerox Corporation (available March 2, 1990), involving a terminated employee's proposal to review the registrant's EEOC investigation where the proponent challenged his termination by filing a lawsuit and EEOC charges. In Xerox, the proponent also communicated separately and directly with Xerox's outside directors in a manner similar to Proponent's communications with Du Pont's directors. See also American Telephone and Telegraph Company (available January 5, 1990), involving a request for personnel and management **[*11]** changes and relocating facilities at an AT&T project operation based on allegations of cost and scheduling overruns where proponent had initiated a legal claim against AT&T concerning this same operation.

The Staff has concluded that it is inappropriate for shareholders involved in litigation with a registrant to use Rule 14a-8 to further that litigation because such proposals "constitute an abuse of the shareholder proposal process". C. I. Mortgage Group (available March 13, 1981). In addition to the policy considerations enunciated in CIMG, the exclusion is also necessitated by the evidentiary issues which must be addressed in drafting management rebuttals or even asserting arguments for exclusion under Rule 14a-8. For example, in my opinion, there are bases for exclusion of the Proposal under Rule 14a-8(c)(3) because it is false and misleading and (c)(10) because it has been substantially implemented. However, Du Pont's litigation counsel advises of the difficulty in substantiating these positions without getting into a detailed discussion of the merits of Proponent's litigation against Du Pont and preempting discovery which is ongoing through depositions and interrogatories. **[*12]**

* * * *

For the foregoing reasons, it is my opinion that, pursuant to paragraphs (c)(7) and (c)(4) of Rule 14a-8, Du Pont may properly exclude the Proposal from its 1993 Annual Meeting Proxy Statement.

Very truly yours,

Louise Bruce Lancaster
Corporate Counsel

ATTACHMENT 1

Roger K. parsons
303 Briarpark Drive
Houston, Texas 77042
713 789-5573
FAX 713 789-4467

September 22, 1992

Case Officer -- E. I. du Pont de Nemours and Company
Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 3-1
United States Securities and Exchange Commission
450 N.W. Fifth Street
Washington, DC 20549

Dear Sir:

I am writing regarding the attached proposal to be considered by the stockholders of E. I. du Pont de Nemours and Company. Over the past several months I have been communicating with Ms. Louise Bruce Lancaster, a Du Pont Corporate Counsel and an Assistant Corporate Secretary, regarding the actions I must take to have my proposal brought to stockholder attention. According to Ms. Lancaster, a Du Pont request to have my proposal omitted from the 1993 Annual Meeting Proxy Statement has been submitted to your office. In this letter I will provide some background **[*13]** information on my proposal and ask that this proposal be included in the Du Pont 1993 Annual Meeting Proxy Statement.

In the event your office grants the Du Pont request to omit my proposal from the 1993 Annual Meeting Proxy Statement, I will carry out my own proxy campaign. I have asked Ms. Lancaster to provide a list (in digital form) of the stockholders' names and addresses in order to carry out this campaign. Ms. Lancaster has said Du Pont will not provide the mailing list; therefore, I also ask your guidance on the action I or you must take to get a mailing list.

Background

On September 4, 1991 a Gulfstream G-II jet (Registration Number N204C) owned and operated by E. I. du Pont de Nemours and Company flew into a mountain 32 nautical miles south of Kota Kinabalu, on the Island of Borneo. All twelve people on the aircraft were killed - three Du Pont employed crew members, five executives employed by Du Pont's Conoco subsidiary and four of the executives' spouses. My wife, Ann Parsons, was one of the executives killed.

Tort lawsuits have been filed against Du Pont and Conoco in Federal and in Texas courts for the deaths of the passengers. The intent of my proposal **[*14]** is not to put stockholders on a jury for these lawsuits. These suits can only seek compensation for damages done on September 4, 1991. These suits have not and will not move Du Pont's Board to take constructive action to prevent other airplane crashes. The intent of my proposal is to move the Board, as fiduciary for Du Pont management, to fix the management systems and processes that lead to the assignment of a poorly prepared crew for the fatal trip of N204C. Depositions of the managers with direct authority for Du Pont's aviation operation show that management systems and processes at Du Pont have not changed since the crash of N204C. (If it is helpful I will provide transcripts of these enlightening depositions to you.)

If N204C had crashed in the United States, then at least one U.S. Federal agency would investigate the crash. It is a certainty that any U.S. investigation would probe the management systems and processes used by Du Pont to assign aircraft and aircrews. However, because N204C crashed in Malaysia, no U.S. agency will investigate. The only official Investigation will be done by the Malaysia Department of Civil Aviation (DCA). The DCA does not have the **[*15]** means or the desire to look into a management problem with a company headquartered in the United States. The DCA, like most Malaysian government agencies, are very sensitive to political suggestion; therefore, Du Pont's sizable operations in Malaysia represent powerful leverage over the DCA's objectivity in doing a complete investigation of the circumstances leading to the crash of N204C.

My proposal commits the Du Pont Board to implement new management systems and processes, similar to those used by commercial air carriers, to assure a level of safety Du Pont customers, vendors, employees and their families expect when flying commercial airlines. To achieve this, the ranks of Du Pont executive management must surrender the status-driven, rank-based influence it wields over the selection of aircraft and aircrews for their trips. The selection of aircraft and aircrews should only he made with the result-driven, safety-based authority of qualified aviation operations managers. In April of this year I wrote each member of the Du Pont Board asking them to look into these issues. No Board member has answered my letter or indicated any action to investigate or correct this dangerous situation. **[*16]**

My knowledge about Du Pont's management culture comes from my own eleven year employment and my wife's fourteen year employment by Du Pont's Conoco subsidiary. My employment ended in January of this year when I was fired for insisting the problems leading to the crash of the Du Pont jet in Malaysia were understood and were fixed. While I do not regret putting my job on the line for this important matter, I do regret that all of the sacrifices I have made thus far have done nothing to fix the problems with which I am painfully familiar. If you need any additional information to help in your decision, please do not hesitate to call or write me.

Kind regards.

Roger Parsons

ATTACHMENT 2

STOCKHOLDER PROPOSAL FOR AVIATION SAFETY

WHEREAS, E. I. du Pont de Nemours and Company have widely advertised a commitment to the safety of company employees.

WHEREAS, E. I. du Pont de Nemours and Company have given many company officers authority to use specific company aircraft and aircrews for business and personal use, with almost no consideration for the overall safe and efficient use of company aviation resources.

WHEREAS, E. I. du Pont de Nemours and Company officers **[*17]** chose the aircrew that crashed the Gulfstream jet in Sabah, Malaysia on 4 September 1991, killing all passengers and crew. And, a better prepared aircrew, originally scheduled for the flight, was withheld to fly a company officer and his family on a personal trip.

RESOLVED, E. I. du Pont de Nemours and Company will give all authority for the company's aviation resources to qualified persons, knowledgable in the systems and processes for safe and economical allocation of aircraft and aircrews. And, E. I. du Pont de Nemours and Company will contract insurance for the aviation operation from a company that will actively monitor aviation management systems and processes.

Stockholders' Statement

Like many company operations, the aviation operation engages in work that requires high levels of technical knowledge and experience. And, as with all company operations, safety should be the primary consideration in management decisions. However, unlike other company operations where safety is critical, the aviation operation directly serves prestigious and highly respected customers -- the company's officers, who typically have no knowledge or experience in flight safety. Nevertheless, **[*18]** company officers have authority to demand particular aircraft and aircrews fly them whenever and wherever they choose. The pressure to meet the demands of highly respected company officers can, and has, overshadowed the professional judgements of pilots. This was the case with the aircrew that crashed the Gulfstream jet in Malaysia. Direct control by company officers of aviation resources clearly jeopardizes the safety of employees and exposes the company to great liabilities both financial and to the company's reputation.

The resolution is designed to make E. I. du Pont de Nemours and Company a world leader in safety. If you AGREE, please mark your proxy FOR the resolution.

If you have any questions regarding the proposal please contact **Roger Parsons** by telephone (713-789-5573) or by telefax (713-789-4467).

*1994 SEC No-Act. LEXIS 754, **

1994 SEC No-Act. LEXIS 754

Securities Exchange Act of 1934 -- Rule 14a-8(c)(4), 14a-8(d)

November 4, 1994

CORE TERMS: stockholder, proxy, annual meeting, enforcement action, grievance, recommend, staff, board of directors, indemnification, no-action, repeal, age discrimination, age discrimination claim, proxy statement, shareholder, proponent, enclosed, rescind, revoke, annul, background information, respectfully request, outside director, employee benefit, ethics committee, correspondence, requesting, attachment, inclusion, omission

[*1] **Cabot** Corporation

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 1994

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Cabot** Corporation (the "Company")
Incoming letter dated September 29, 1994

The proposal requests that the board of directors repeal the Company's resolution amending the Restated Certificate of Incorporation limiting the liability and indemnification of directors.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies. This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under **[*2]** rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Vincent Mathis
Attorney Advisor

INQUIRY-1:
Cabot Corporation

75 State Street

Boston, Massachusetts 02109-1806

(617) 345-0100

Facsimile (617) 342-6103/6104

September 29, 1994

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: **Cabot** Corporation ("Company")
Commission File No. 1-5667
Proxy Proposal by Shareholder

Gentlemen:

Cabot Corporation (the "Company") has received a letter (a copy of which is attached hereto as Appendix 1) containing a proposal (the "Proposal") and a supporting statement for inclusion in the Company's proxy statement and form of proxy (the "Proxy Materials") for its 1995 Annual Meeting of Stockholders (the "Annual Meeting") from Charles O. Randolph. The Company requests the agreement of the Securities and Exchange Commission (the "Commission") that the Commission will take no action against the Company if the Proposal is omitted by the Company from its **[*3]** Proxy Materials to be delivered to stockholders in connection with the Annual Meeting.

Mr. Randolph's Proposal asks that the shareholders request that the Board of Directors take the steps necessary to rescind, repeal, revoke and annul the resolution amending the Company's Restated Certificate of Incorporation limiting directors' liability and revising indemnification provisions which were approved at the Company's 1987 Annual Meeting of Stockholders.

The Company believes that the Proposal has been made by Mr. Randolph to redress a long-standing personal claim or grievance. In order to understand the Company's objection, some background information is necessary.

Background Information

Mr. Randolph is a former employee of the Company who sustained a back injury in 1980 and who became eligible for the Company's long-term disability benefit in 1981 on the basis of being totally and permanently disabled. He recovered from that disability and sought to return to work in July, 1981. His former position was no longer available. He also sought to receive from the Company payment for various employee benefits he believed were due him. While he was seeking those benefits, he sought to **[*4]** intervene in a rate case involving one of the Company's business units which was pending before the West Virginia Public Service Commission. Mr. Randolph subsequently sued the Company alleging age discrimination.

At the Company's 1987 Annual Meeting of Stockholders, while Mr. Randolph's age discrimination claim was still pending, proposed amendments to the Company's charter were submitted to the stockholders by the Board of Directors to limit directors' liability and to provide additional indemnification protection to directors and officers of the Company, under newly passed amendments to Sections 102 and 145 of the Delaware General Corporation Laws. Mr. Randolph appeared in person at that meeting and asserted that the proposed amendments were made in response to his pending claims against the Company. The proposed amendments to the Company's charter were adopted by the stockholders at that meeting. On the same day, in order to dispose of Mr. Randolph's claims against the Company, a payment of $ 40,000 was made to him in exchange for a release of all claims other than his age discrimination claim. Subsequently in 1987, with the approval of the attorney representing him in his age **[*5]** discrimination case, a further payment of $ 10,000 was made to Mr. Randolph in exchange for a release of all claims arising in connection with his age discrimination suit.

When Mr. Randolph received a copy of his Form 1099 in 1988 in respect of the payments made to him in 1987 by the Company, he attempted to obtain the agreement of the Company to treat the settlement amounts paid to him as not being subject to Federal income taxes. The Company's tax attorneys concluded that the Company was not justified in issuing a new Form 1099 to him because neither his age discrimination claim nor any of his other previous employee benefit claims asserted that he had been personally injured. After numerous correspondence between Mr. Randolph and the Company (see Appendix 2, Exhibits 1 through 7), and upon further review of the case law, the Company's tax lawyers determined that the $ 10,000 payment might be regarded as having been made for a personal injury even though he had not asserted such injury in his age discrimination complaint. As a result, the Company filed an amended Form 1099 for Mr. Randolph which excluded the $ 10,000 payment made to him.

Previous Shareholder Proposals

Mr. **[*6]** Randolph has previously submitted stockholder proposals to the Company. The following is a chronology of those proposals.

By letter dated August 25, 1985, Mr. Randolph submitted a stockholder proposal (the "1985 Proposal"), requesting the Company to appoint an ethics committee chaired by an outside director. With respect to this 1985 Proposal, the Company requested a no-action letter from the Commission and the Division of Corporation Finance (the "Division") concluded that it would not recommend enforcement action if the Company omitted the 1985 Proposal from the Company 1986's proxy material pursuant to Rule 14a-8(c)(4) on the basis that Mr. Randolph's request may have involved a personal grievance. (See Appendix 3). Based upon the Division's response, the Company omitted the 1985 Proposal from those materials but, nevertheless, considered the concerns raised by Mr. Randolph as to the treatment of his employee benefits by having the matter reviewed by the Board Governance Committee of the Company's Board of Directors. The Committee retained an independent expert to review how Mr. Randolph had been treated by the Company. Based upon the review of that expert and their own examination **[*7]** of the facts, the Committee concluded that Mr. Randolph had not been treated as fairly as the Company would have liked, and that the Company's system for dealing with responses to employee benefit claims needed to be improved. Subsequently the Committee's conclusions were acted upon with the Company's Human Resources Department being reorganized to deal with the problems demonstrated by Mr. Randolph's concerns.

Again, in 1988 Mr. Randolph submitted stockholder proposals (the "1988 Proposals"), requesting that the Company establish an ethics committee chaired by an outside director and also proposing that the stockholders rescind, repeal, revoke and annul the resolutions amending the Company's Restated Certificate of Incorporation to limit directors' liability and revise the indemnification provisions which were approved at the Company's 1987 Annual Meeting. In 1988, the Company again requested the Commission to issue a no-action letter with respect to Mr. Randolph's 1988 Proposals. The Division once again concluded that it would not recommend enforcement action if the Company omitted the 1988 Proposals from the Company's proxy material pursuant to Rule 14a-8(c)(4) on the basis that **[*8]** Mr. Randolph's request may have involved a personal grievance. (See Appendix 4) The Company omitted the 1988 Proposals from its proxy materials for its 1989 Annual Meeting.

In 1989, Mr. Randolph again submitted two stockholder proposals (the "1989 Proposals") which were similar to his 1988 Proposals. Once again the Company requested and received a no-action letter from the Division with respect to Mr. Randolph's 1989 Proposals. (See Appendix 5) The Company omitted the 1989 Proposals from its proxy materials for its 1990 Annual Meeting.

In each of 1990, 1991, 1992 and 1993 Mr. Randolph submitted a stockholder proposal seeking to repeal the vote adopted by the Company's stockholders at the 1987 Annual Meeting which amended the Company's Restated Certificate of Incorporation by limiting directors' liability and revising the indemnification provisions (see Appendix 6, Exhibit 1; Appendix 7, Exhibit 1; Appendix 8, Exhibit 1; and Appendix 9, Exhibit 1). With respect to Mr. Randolph's stockholder proposals in 1990, 1991 and 1992 the Division issued no-action letters concluding that it would not recommend enforcement action if the Company omitted the proposals from the Company's proxy materials **[*9]** pursuant to Rule 14a-8(c)(4) on the basis that Mr. Randolph's request may have involved a personal grievance (see Appendix 6, Exhibit 5; Appendix 7, Exhibit 3; and Appendix 8, Exhibit 3). With respect to Mr. Randolph's 1993 stockholder proposal, the Division issued a no-action letter concluding that it would not recommend enforcement action if the Company omitted the proposal from the Company's proxy materials pursuant to Rule 14a-8(a)(3) on the basis that Mr. Randolph's request was not timely filed with the Company. (See Appendix 9, Exhibit 3)

It seems clear from the long history of stockholder proposals by Mr. Randolph as well as the voluminous correspondence between Mr. Randolph and the Company that this Proposal is solely the result of a personal grievance and that Mr. Randolph's concerns are not shared by other stockholders. No other stockholder has ever requested the Company, either formally or informally, to adopt the Proposal or any action similar to it. We respectfully request the concurrence of the Division staff that the Company may properly exclude the Proposal from the Proxy Materials pursuant to paragraph (4) of Rule 14a-8(c).

Based on the foregoing, we hereby respectfully **[*10]** request that the staff not recommend any enforcement action if the Proposal is excluded from the Proxy Materials. Should the staff disagree with our conclusions regarding the omission of the Proposal or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the staff concerning these matters prior to the issuance of its Rule 14a-8(d) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (617) 342-6170.

This letter does not address, and should not be interpreted to foreclose, any other grounds for excluding the Proposal from the Proxy Materials pursuant to Rule 14a-8.

Six copies of this letter plus attachments are enclosed. A copy is also being sent to Mr. Randolph.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed acknowledgement copy of this letter and returning it to me in the enclosed self-addressed envelope.

Sincerely yours,

Charles D. Gerlinger
Secretary

ATTACHMENT

August 4, 1994

Mr. Charles D. Gerlinger, Secretary
Cabot Corporation
75 State Street
Boston, MA 02109-1806

Dear Mr. Gerlinger: **[*11]**

I am record owner of 300 **Cabot** shares represented by stock certificates BC 27329 dated March 22, 1970 and FBU 15721 dated November 3, 1980. I have held these shares for over one year and shall continue to hold these shares until my death.

The following stockholder proposal is intended for inclusion in the proxy statement for the 1995 Annual Meeting:

"Resolved, that the shareholders of **Cabot** Corporation, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors take the steps necessary to rescind, repeal, revoke, and annul the resolution amending the Restated Certificate of Incorporation Limiting Directors' Liability and Revising Indemnification Provisions approved at our February 13, 1987 Annual Meeting."

The following statements are in support of my proposal:

The Proxy Statement containing the above resolution stated "the Company believes that if the proposed revisions to paragraph (i) are adopted, the Company and its stockholders will have relinquished their rights to recover damages from the Company's directors for breaches of their duty of care through negligence, including gross negligence."

The Proxy also stated "Adoption of the proposed **[*12]** revisions to Article EIGHTH may reduce the likelihood of derivative litigation against directors and and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty, even though such an action, if successful, might otherwise have benefited the Company and its stockholders."

In my opinion, **Cabot's** directors should not expect to be held to such a low standard of responsibility.

Sincerely,

Charles O. Randolph
Rt. 2, Box 79
Ripley, WV 25271-9606
304-372-9302

4TH LETTER of Level 1 printed in FULL format.

1995 SEC No-Act. LEXIS 198

Securities Exchange Act of 1934 -- Rule 14a-8(c)(4)

January 31, 1995

CORE TERMS: proponent, crash, airplane, staff, aviation, pending litigation, aircraft, personal interest, board of directors, subject matter, shareholder, holders, registrant, subsidiary, no-action, killed, gross sales, stockholder, reparations, grievance, concurred, aboard, card, false and misleading, net earnings, stakeholder, transmission, distributed, excludable, facsimile

[*1] E.I. du Pont de Nemours and Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: E. I. du Pont de Nemours and Company (the "Company")
Incoming letter dated December 21, 1994

The proposal requests that the board of directors issue a report on the Company's activities in Malaysia with regard to a 1991 Company-owned plane crash.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies. This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under [*2] rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Vincent W. Mathis
Attorney Advisor

INQUIRY-1:
DuPont Legal

December 21, 1994

E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

1995 PROXY STATEMENT SHAREHOLDER PROPOSAL

I am providing this opinion in support of the position that E.I. du Pont de Nemours and Company ("DuPont" or "Company") may properly omit from its 1995 Annual Meeting Proxy Statement the shareholder proposal and supporting statement submitted by Roger K. Parsons ("Proponent"). The Proposal is attached at Exhibit A.

The Proposal requests a report on certain alleged activities in Malaysia during the past four years by DuPont and its subsidiaries. Accompanying statements in Proponent's "whereas" clauses indicate that the Proposal relates to an airplane crash in Malaysia in September 1991, including the investigation of that crash. In my opinion, the Proposal may be omitted from the Proxy materials pursuant to Rule 14a-8(c)(4), (c)(5), (c)(7) and (c)(3) because the Proposal relates to the redress [*3] of Proponent's personal claim against the Company, is not significantly related to the Company's business, deals with a matter relating to DuPont's ordinary business operations, and is false and misleading.

BACKGROUND

The Company and its subsidiaries have operations in about 70 countries worldwide. Like many companies with production, manufacturing, research and sales facilities spanning the globe, DuPont maintains its own aviation operations. In September 1991, one of DuPont's airplanes crashed into a mountain in Malaysia as it approached an airfield for a scheduled refueling stop. In this tragic accident, all crew members and passengers perished. One of the passengers was Proponent's wife.

Beginning several months after the airplane crash, Proponent initiated legal action against the Company. Proponent has also personally carried on a concerted campaign with various audiences such as customers, vendors, directors, employees and others to disparage the actions of the Company and specific executive officers and directors for alleged actions related to the airplane crash and its investigation. Examples of Proponent's actions are described below:

Litigation. On February 3, 1992, [*4] Proponent filed a lawsuit against DuPont in Texas state court in Houston seeking damages in connection with the loss of his wife in the crash of DuPont's airplane. Proponent alleges DuPont's negligence in providing an airplane and crew and failing to properly train and supervise the crew. The case was removed to the U.S. District Court for the Southern District of Texas (Houston). In July 1994, a jury found DuPont negligent and awarded Proponent $ 4.75 million in damages. Proponent has appealed the jury verdict to the Fifth Circuit of the Federal Court of Appeals.

Shareholder Proposal #1. On February 28, 1992, Proponent sent by facsimile transmission a letter to DuPont's Director of Stockholder Relations advising that Proponent would introduce Proposal #1 at DuPont's 1992 Annual Meeting. DuPont's Corporate Secretary contacted Proponent by phone to advise him that the Proposal had not been timely filed by the November 18,1991, cutoff for the 1992 Annual Meeting. Proponent agreed to treat the Proposal as being submitted for the 1993 Annual Meeting. Proponent also indicated his intent to speak at the 1992 Annual Meeting on management of DuPont's aviation operations.

1992 Letter [*5] to Directors. On March 16, 1992, Proponent sent a letter to individual members of the Company's Board of Directors with Proposal #1 attached. In his letter, Proponent refers to "management problems in the aviation operation" and to his "great personal interest in seeing these problems resolved," and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

1992 Letter to Shareholders. On April 29, 1992, the day of the Company's 1992 Annual Meeting in Wilmington, Delaware, without the Company's prior knowledge, Proponent distributed a printed letter addressed to "Fellow Shareholders", explaining his "great personal interest" in "safety problems in the management of DuPont's aviation operation". An attached pre-addressed card could then be torn off and mailed to Edgar S. Woolard, the Company's Chairman and CEO. Proponent's same material with attached response card was distributed at the National Business Aircraft Association Meeting in Dallas during the week of September 14, 1992.

1992 Annual Meeting. Proponent addressed the 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his [*6] "great interest in this matter". The Company's Chairman and CEO, Edgar S. Woolard, responded, while noting his remarks must necessarily be limited due to the pending litigation.

All of the foregoing actions directed toward the Company by Proponent in connection with the airplane crash were set forth in the Company's request for SEC Staff no-action on Proposal #1 submitted for the 1993 Annual Meeting. The Staff concurred that Proposal #1 related to the Company's ordinary business operations (the safety of the Company's aviation operations) and could be omitted pursuant to Rule 14a-8(c)(7). The Company's September 30, 1992 no-action request and supporting documentation of Proponent's actions, along with the SEC Staffs response of November 27, 1992, are attached hereto at Exhibit B, Exhibit B.

Proponent's actions continued throughout 1993 as follows:

1993 Letter to Directors. On March 12, 1993, Proponent sent a detailed letter to individual members of the Company's Board of Directors relating to the airplane crash. A copy of that letter is attached at Exhibit B, Exhibit C. In his letter Proponent refers to the death of his wife and his personal involvement in the investigation of [*7] the airplane crash: "Ann Parsons, my wife, was killed in the DuPont crash: therefore, I am committed to a thorough investigation".

1993 Annual Meeting. Proponent addressed the 1993 Annual Meeting on April 28, 1993, concerning his desire for a thorough investigation of the airplane crash and acknowledged his personal interest in the airplane crash in which his wife died. The Company's Chairman and CEO, Edgar S. Woolard, referred to the false accusations by Proponent in that forum and again noted that his remarks must necessarily be limited due to the pending litigation. Proponent made repeated efforts to inject comments about the litigation and investigation. An excerpt from the 1993 Annual Meeting transcript (pages 10-13 and 89-91) is attached at Exhibit B, Exhibit D.

1993 Letter to DuPont Stakeholders. Proponent continued to distribute broadly a printed letter to stakeholders/petition to the Board of Directors concerning the airplane crash, allegations about DuPont and the investigation which are the subject of the litigation. A pre-addressed response card can be torn off Proponent's letter and mailed to DuPont's directors. A copy of the letter/card is attached at Exhibit [*8] B, Exhibit E. Proponent's same material was distributed to people attending the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993, regardless of whether the recipient was any type of DuPont stakeholder.

Shareholder Proposal #2 On November 4, 1993, Proponent sent by facsimile transmission the Proposal attached at Exhibit B, Exhibit A relating to investigation of the airplane crash and election to office of two members of the Company's Board of Directors. The Company requested Staff no-action on Proposal #2 submitted for the 1994 Annual Meeting. The Staff concurred that Proposal #2 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). The Company's December 22, 1993 no-action request and supporting documentation of Proponent's actions, along with the SEC Staff's response of February 9, 1994, are attached hereto at Exhibit B.

Proponent's actions have continued during 1994 as follows:

1994 Litigation Activities. On April 19, 1994, a federal district judge, finding that Proponent's conduct through all his contacts and activities as described above under BACKGROUND "clearly exceeded the confines of... the [*9] lawful exercise of his rights...", held that "the Court cannot and does not condone Parson's [Proponent's] behavior" in denying DuPont's motion for a protective order. A copy of the order is attached at Exhibit C. Following trial of his case, and notwithstanding a jury verdict in his favor, Proponent has filed an appeal.

1994 Annual Meeting. Proponent addressed the 1994 Annual Meeting on April 27, 1994, concerning alleged "threatening" practices in DuPont's aviations operations and referenced the fatal airplane crash in Malaysia. An excerpt from the 1994 Annual Meeting transcript (pages 16-19) is attached at Exhibit D.

Shareholder Proposal #3. On November 18, 1994, Proponent sent by facsimile transmission the Proposal attached at Exhibit A. The Proposal continues familiar themes raised in Proposals #1 and #2: the Malaysian airplane crash, which is the subject matter of his pending litigation against DuPont; and investigation of the Malaysian airplane crash. Proponent attempts to distinguish this Proposal by a request for a report on certain activities by the Company in Malaysia, but the request is inextricably related to matters raised in his personal litigation against the [*10] Company, as evidenced by references to the Malaysian airplane crash in the second and fourth "whereas" clauses:

"Whereas, the Malaysian government have refused to conduct any investigation of the September 4, 1991 crash of a DuPont jet aircraft which killed all of the twelve people aboard, including senior DuPont executives and their wives."

"Whereas, the public position of DuPont, stated in the DuPont investigation report signed by the Director of Corporation Aviation, Mr. Frank E. Petersen, is that a Malaysian government air traffic controller was completely responsible for the crash of the DuPont aircraft and for the deaths of the twelve people aboard."

and in the second clause of the resolution:

"(2) Any DuPont efforts to seek reparations from the Malaysian government for money payed [sic] by DuPont or DuPont's insurer, American International Group (AIG), to replace the crashed aircraft and to compensate the families of the people killed in the crash."

DISCUSSION

For the reasons discussed below, DuPont may omit the Proposal from its 1995 Annual Meeting Proxy Statement because it relates to a personal claim, is not significantly related to the Company's business, deals [*11] with a matter relating to DuPont's ordinary business operations, and is false and misleading. Supporting authorities cited herein are attached at Exhibit E.

1. The Proposal Relates to a Personal Claim - Rule 14a-8(c)(4)

Rule 14a-8 was intended to provide security holders a means of communicating with fellow security holders on matters of interest to them as security holders. It was not intended to provide a means for a person to air or remedy personal grievances or to further personal interests. The Commission has expressly recognized that the cost and time involved in dealing with these situations do a disservice to the interest of the registrant and its security holders at large. Release No. 34-19135 (October 14, 1982) (excerpt attached). Under Rule 14a-8(c)(4), a proposal may be omitted if it "relates to the redress of a personal claim or grievance against the registrant... or if it is designed ... to further a personal interest, which... interest is not shared with the other security holders at large".

Proponent instituted a lawsuit to establish his personal claim against DuPont for damages connected with his wife's death in the crash of a DuPont airplane. This litigation [*12] relates to the subject matter of the Proposal: the Malaysian airplane crash and investigation of that crash scene. The Proposal is simply one tactic used by Proponent to pursue his personal interest and influence the outcome of the pending litigation through an ex parte means, as set forth above under BACKGROUND and as the Staff recognized in granting the Company no-action relief earlier this year on Proponent's Shareholder Proposal #2 described above. E.I. du Pont de Nemours and Company (available February 9, 1994) (attached hereto at Exhibit B). Because the Proposal relates to Proponent's pending litigation against DuPont, the Proposal is designed to further a personal interest of Proponent which is not shared broadly by other DuPont stockholders and may therefore be excluded pursuant to Rule 14a-8(c)(4). The Staff has consistently permitted exclusion of proposals pursuant to Rule 14a-8(c)(4) where there is pending litigation by a proponent against the registrant related to the subject matter of a proposal. E.I. du Pont de Nemours and Company, supra.

The Staff has concluded that it is inappropriate for shareholders involved in litigation with a registrant to [*13] use Rule 14a-8 to further that litigation because such proposals "constitute an abuse of the shareholder proposal process". C.I. Mortgage Group (available March 13, 1981). In addition to the policy considerations enunciated in CIMG, the exclusion is also necessitated by the evidentiary issues which must be addressed in drafting management rebuttals or even asserting arguments for exclusion under Rule 14a-8. DuPont's litigation counsel advises of the difficulty in substantiating the Company's positions without getting into a discussion of aspects of Proponent's appeal pending in the Fifth Circuit, which would be inappropriate.

If the Staff agrees with our position that Rule 14a-8(c)(4) is applicable, we respectfully request that the Staff clarity that its response would also apply to any future submissions by Proponent which are related to the airplane crash or Proponent's personal grievance toward the Company. See, e.g., General Electric Company (available January 25, 1994).

The precedents cited above provide a clear basis for excluding the Proposal pursuant to Rule 14a-8(c)(4) because the Proposal relates to a personal claim.

2. The Proposal Is Not Significantly Related [*14] to the Company's Business - Rule 14a-8(c)(5)

Rule 14a-8(c)(5) permits exclusion of a proposal that relates to operations which account for less than 5% of the Company's consolidated assets, net earnings and gross sales and is not otherwise significantly related to the Company's business. For 1993, the Company's gross sales and net earnings were approximately $ 37,000,000,000 and $ 555,000,000, respectfully, and the Company's total assets were about $ 37,000,000,000.

For 1993, the Company had less than $ 40,000,000 in gross sales derived from Malaysia, or about 0.1% of the Company's gross sales in 1993. Similarly, net earnings and assets in Malaysia were each under $ 10,000,000 in 1993, far less than the 5% threshold required by Rule 14a-8(c)(5). Accordingly, the Proposal is excludable under Rule 14a-8(c)(5). See, e.g., Texaco Inc. (available March 11, 1994), involving business in Burma and activities by the Burmese government; and Mead Corporation (available January 31, 1994), involving impact of NAFTA on business in Mexico. In early November 1994, the Company's energy subsidiary, Conoco, announced a joint venture project with Petronas, the national oil company of Malaysia, [*15] to construct and operate a new refinery near Melaka, Malaysia. Construction will not begin until 1995 and is expected to be completed in late 1997. The Company's operations in Malaysia will increase but it is unlikely that the 5% threshold tests of Rule 14a-8(c)(5) will be met in the near future.

Moreover, the Proposal is not "otherwise significantly related to the Company's business," as would be required to justify its inclusion. Even a proposal that may be "ethically significant in the abstract" may be omitted under Rule 14a-8(c)(5) if the proposal has "no meaningful relationship to the business" of the company. Where a proposal relates to less than five percent of a company's operations, the proposal itself must demonstrate that a meaningful relationship to the issuer's business exists. See International Business

Machines Corp. (available January 17, 1990); Texaco and Mead supra.

DuPont requests that the Staff construe the reference in Rule 14a-8(c)(5) to "otherwise significantly related to the registrant's business" as an appropriate, business-related qualification of the de minimis rule articulated by the rule. So viewed, Rule 14a-8(c)(5) clearly authorizes exclusion [*16] of the Proposal. Texaco, supra.

3. The Proposal Relates to Ordinary Business Operations - Rule 14a-8(c)(7)
When a proposal requests the preparation of a report on specific aspects of the Company's business, it may be excluded under Rule 14a-8(c)(7) if the subject matter of the report involves a matter of ordinary business. See Exchange Act Release No. 20091 (August 16, 1983).

The Proposal requests the preparation of a report on the following points:

1. money paid by DuPont to the Malaysian government or various entities alleged to be "controlled" by the Malaysian government

2. "efforts" to seek certain "reparations" from the Malaysian government by DuPont or its insurer, AIG, in connection with the crash of DuPont's airplane in Malaysia

Aside from the difficulty of deciphering the meaning of certain terms used by Proponent, it appears that the report would relate to various actions by DuPont in managing its worldwide business, including its aviations operations and insurance arrangements.

Recognizing that the real content of a shareholder proposal must determine whether it is excludable from an issuer's proxy statement, the Staff has concurred in the exclusion [*17] under Rule 14a-8(c)(7) of proposals relating to reports on what products or services companies should produce and distribute. See, e.g., Eli Lilly Company (available February 8, 1990). The Staff has also concurred in the exclusion under Rule 14a-8(c)(7) of a proposal for a report about aspects of a company's ordinary business operations, even when the subject matter arguably is related to a policy matter (report on nuclear power plant operations, including regulatory compliance, safety, and specific cost information). See Carolina Power & Light (available March 8, 1990). Like these proposals, the Proposal relates to the conduct of DuPont's ordinary business operations.

In Exchange Act Release No. 20091, supra, the Commission concluded that "the staff will consider whether the subject matter of the special report...involves a matter of ordinary business; where it does, the proposal would be excludable." In light of the facts and the applicable precedent, the Proposal may be omitted by virtue of Rule 14a-8(c)(7) because it relates to DuPont's ordinary business operations.

4. The Proposal is False and Misleading - Rule 14a-8(c)(3); Rule 14a-9

The Staff has consistently [*18] acknowledged that a statement "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal, or immoral conduct or associations, without factual foundations" may be excluded pursuant to Rule 14a-8(c)(3) as misleading and thereby contrary to Rule 14a-9. Note b to Rule 14a-9; Fibreboard Corporation (available February 21, 1991).

Proponent's unsubstantiated assertions contained throughout the Proposal impugn the character and integrity of the Company and suggest improper conduct without factual foundation, in contravention of Rule 14a-9. Aspects of the "whereas" clauses and the resolution itself are replete with baseless claims and innuendoes which impugn the integrity and character of the Company by implying that DuPont engaged in improper, unethical, and perhaps even illegal conduct in connection with the investigation of the airplane crash and in its dealings with the Malaysian government The Proposal is filled with Proponent's personal opinions and unsupported generalizations presented as facts. In fact, contrary to the implication in paragraph 2 of Proponent's resolution, AIG has sought [*19] reparations in connection with the airplane crash by instituting litigation in Malaysia against the Malaysian government

As explained above on page 5 in the discussion of "personal claim" under Rule 14a-8(c)(4) and the policy underlying CIMG, supra, Proponent's pending litigation presents evidentiary difficulties in responding to Proponent's unfounded assertions without discussing the merits of litigation positions.

Given the pervasive nature of the foundationless opinions and false and misleading statements expressed in the Proposal and in view of Proponent's pending litigation, it is my opinion that the entire Proposal may be omitted pursuant to Rule 14a-9. Proponent need not be given the opportunity to amend the Proposal to address and correct Rule 14a-9 problems. Accordingly, the Proposal may properly be omitted from the Company's Proxy Statement

* * * * * *

For the foregoing reasons, it is my opinion that, pursuant to paragraphs (c)(4), (c)(5), (c)(7), and (c)(3) of Rule 14a-8, DuPont may properly exclude the Proposal from its 1995 Annual Meeting Proxy Statement

Very truly yours,

Louise B. Lancaster
Corporate Counsel

Attachment

November 18, 1994

Roger K. Parsons
[*20] 303 Briarpark Drive
Houston, Texas 77042
713 789-5573
FAX 713 789-4467

November 18, 1994

Mr. Kent A. Laughlin
Stockholder Relations -- N10452
E.I. du Pont de Nemours and Company

Wilmington, Delaware
1007 Market Street
Wilmington, Delaware 19898

BY FACSIMILE TO 202-773-3423

RE: 1995 STOCKHOLDER PROPOSAL

Mr. Laughlin:

On behalf of Roger Parsons and the Estate of Ann Kartsotis Parsons, I will present the following proposal at the 1995 DuPont Annual Meeting.

STOCKHOLDER PROPOSAL ON COMPANY ACTIVITIES IN MALAYSIA

WHEREAS, the Malaysian government, under the administration of Prime Minister Datuk Seri Dr. Mahathir bin Mohamad have a long history of not complying with basic international standards for human rights and safety.

WHEREAS, the Malaysian government have refused to conduct any investigation of the September 4, 1991 crash of a DuPont jet aircraft which killed all of the twelve people aboard, including senior DuPont executives and their wives.

WHEREAS, the Malaysian government have persistently stonewalled all efforts to obtain factual information which would permit the thorough investigation of the DuPont aircraft crash, including not recovering any remains [*21] of the DuPont pilots flying the aircraft for forensic testing.

WHEREAS, the public position of DuPont, stated in the DuPont investigation report signed by the Director of Corporate Aviation, Mr. Prank E. Petersen. is that a Malaysian government air traffic controller was completely responsible for the crash of the DuPont aircraft and for the deaths of the twelve people aboard.

RESOLVED, shareholders request that the Board of Directors Issue a report within three months of the 1995 Annual Meeting detailing the activities in Malaysia by DuPont and all DuPont subsidiaries, omitting proprietary information. The report should explain DuPont policy and contain statements of fact in the following areas.

(1) For each of the past four years, the amount of and purpose for any money paid by DuPont, DuPont subsidiaries, or agents for DuPont to the Malaysian government companies controlled by the Malaysian government, and agents or companies controlled by any Malaysian political party. (2) Any DuPont efforts to see reparations from the Malaysian government for money payed by DuPont or DuPont's insurer, American International Group AIG), to replace the crashed aircraft and to compensate [*22] the families of the people killed in the crash.

Please publish the text of this proposal in the 1996 Notice of Annual Meeting to the Holders of Common Stock of E.I. du Pont de Nemours and Company If you have questions regarding the proposal please do not hesitate to contact me.

Roger Parsons

Independent Executor for the
Estate of Ann Kartsotis Parsons